Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

CRCA HOLDINGS, INC.,

CRCA MERGER CORPORATION,

and

CRC HEALTH GROUP, INC.

Dated as of October 8, 2005

ARTICLE I

THE MERGER; CONVERSION OF SHARES; CANCELLATION OF CONVERTIBLE INSTRUMENTS		1

1.1	The Merger	1
1.2	Merger Consideration.	2
1.3	Closing; Effective Time	3
1.4	Conversion of Shares:	6
1.5	Company Warrants.	7
1.6	Cancellation of Company Options.	7
1.7	Certificate of Incorporation; By-Laws.	8
1.8	Directors and Officers of the Surviving Corporation.	8
1.9	Dissenting Stockholders.	8
1.10	Paying Agent.	9

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY		11

2.1	Corporate Status, etc.	11
2.2	Capitalization.	11
2.3	Conflicts, Consents.	13
2.4	Financial Statements.	14
2.5	Absence of Undisclosed Liabilities	15
2.6	Events Subsequent to Latest Financial Statements	15
2.7	Tax Matters	17
2.8	Litigation	18
2.9	Compliance with Laws; Permits.	18
2.10	Employee Benefits.	19
2.11	Labor Matters	20
2.12	Real Property; Tangible Property.	21
2.13	Intellectual Property.	22
2.14	Contracts	23
2.15	Insurance	25
2.16	Environmental Matters	25
2.17	Affiliate Transactions	26
2.18	Brokers	26
2.19	Certain Healthcare Legal Matters	27

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGERCO		28

3.1	Corporate Status	28
3.2	Authorization, etc	28
3.3	No Conflicts; Consents.	28
3.4	Litigation	29
3.5	Financial Ability to Perform	29
3.6	Brokers	30
3.7	Formation of MergerCo; No Prior Activities	30

ARTICLE IV

COVENANTS		31

4.1	Conduct of the Company and its Subsidiaries	31
4.2	Satisfaction of Closing Conditions.	32
4.3	Access and Information.	33
4.4	Contact with Payors, Suppliers, Governmental Entities, etc	33
4.5	Publicity.	34
4.6	Employee Matters	34
4.7	Transfer Taxes	35
4.8	Indemnification of Directors and Officers.	35
4.9	Transfer of Ownership	36
4.10	Financing.	37

ARTICLE V
CONDITIONS TO CLOSING		40

5.1	Conditions to the Obligations of the Company, Parent and MergerCo	40
5.2	Conditions to the Obligation of Parent and MergerCo	40
5.3	Conditions to the Obligation of the Company	41

ARTICLE VI

NO SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS		42

6.1	No Survival of Representations, Warranties and Covenants	42

ii

ARTICLE VII

TERMINATION		42

7.1	Termination	42
7.2	Effect of Termination	43

ARTICLE VIII

DEFINITIONS AND INTERPRETATION		44

8.1	Definition of Certain Terms; Interpretation	44
8.2	Disclosure Letter	55

ARTICLE IX

GENERAL PROVISIONS		56

9.1	Expenses	56
9.2	Further Actions	56
9.3	Certain Limitations	56
9.4	Notices	56
9.5	Limited Disclosure	58
9.6	Binding Effect.	58
9.7	Assignment; Successors.	58
9.8	Amendment; Waivers, etc	59
9.9	Entire Agreement	59
9.10	Severability	59
9.11	Headings	59
9.12	Counterparts	59
9.13	Governing Law	59
9.14	Consent to Jurisdiction, etc.	60
9.15	Waiver of Punitive and Other Damages and Jury Trial.	60
9.16	Specific Performance	61

iii

AGREEMENT AND PLAN OF MERGER, dated as of October 8, 2005, among CRCA Holdings, Inc., a Delaware corporation (“Parent”), CRCA Merger Corporation, a Delaware corporation (“MergerCo”), and CRC Health Group, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein are defined in Article VIII.

R E C I T A L S:

A. The respective Boards of Directors of Parent, MergerCo and the Company have determined that it is advisable and in the best interests of their respective stockholders for MergerCo to merge with and into the Company (the “Merger”) with the Company continuing as the surviving corporation of such Merger, upon the terms and subject to the conditions set forth in this Agreement.

B. On or prior to the date hereof, Parent, acting as the sole shareholder of MergerCo, has approved the Merger, and the Company has obtained the Requisite Consent of Stockholders approving the Merger, upon the terms and subject to the conditions set forth in this Agreement.

C. Effective immediately prior to the Effective Time, the Company intends to redeem the Redeemable Shares at the Redemption Price in accordance with the terms of its certificate of incorporation.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CONVERSION OF SHARES;

CANCELLATION OF CONVERTIBLE INSTRUMENTS

1.1 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), at the Effective Time, MergerCo shall be merged with and into the Company and the separate corporate existence of MergerCo shall cease. After the Merger, the Company shall continue as the surviving corporation (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware. The Merger shall have the effect as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the rights, privileges, immunities, powers and franchises of the Company and MergerCo shall vest in the Surviving Corporation and all restrictions, obligations, duties, debts and liabilities of the Company and MergerCo shall be the restrictions, obligations, duties, debts and liabilities of the Surviving Corporation.

1.2 Merger Consideration; Net Working Capital.

(a) The total consideration to be paid by Parent and MergerCo in respect of the Merger shall be equal to $720,000,000 (as adjusted in accordance with Section 1.2(b), the “Aggregate Merger Consideration”).

(b) For the purpose of determining the Aggregate Merger Consideration:

(i) the Company will deliver to Parent and MergerCo, not less than three Business Days prior to the anticipated Closing Date, a statement certified by the chief financial officer of the Company, that will set forth: (1) the aggregate purchase price, based on enterprise value, agreed upon by Parent and the Company (the “Acquisition Purchase Price”) that is deemed paid by the Company or any of its Subsidiaries for all acquisitions of any Person, substantially all of the assets or business of any Person or any real property, in each case, to which Parent has consented under Section 4.1, consummated or to be consummated after the date hereof but on or prior to the Closing (such acquisitions, the “Add-on Acquisitions”), and (2), if the transactions contemplated by the Stock Purchase Agreement, dated as of September 28, 2005, between the stockholders of 4therapy.com Network and CRC Health Corporation (the “4therapy Acquisition”) will not be consummated on or prior to the Closing, a statement to that effect, together with, in the case of clause (1), supporting information in reasonable detail; and

(ii) the Aggregate Merger Consideration will be increased by the Acquisition Purchase Price and decreased by, if the 4therapy Acquisition will not be consummated on or prior to the Closing, an amount equal to $5.0 million.

(c) For the purposes of estimating the Net Working Capital of the Company and its Subsidiaries as of the Closing:

(i) The Company will deliver to Parent and MergerCo, not less than three Business Days prior to the anticipated Closing Date, a statement, certified by each of the chief financial officer and chief executive officer of the Company (the “Estimated Net Working Capital Statement”), that will set forth their good faith estimate of the Net Working Capital of the Company and its Subsidiaries as of the close of business on the anticipated Closing Date determined in accordance with GAAP applied on a consistent basis with the preparation of the June Financial Statements (as adjusted pursuant to Section 1.2(c)(ii), the “Estimated Net Working Capital”).

(ii) The Estimated Net Working Capital, Target Net Working Capital and/or Minimum Cash Level will be adjusted by the mutual agreement of the parties to take into account any Add-on Acquisition.

(iii) Following the delivery of such statement and prior to the Closing:

(1) if the Estimated Net Working Capital is less than $8,500,000 (the “Target Net Working Capital”), or the cash included in the Estimated Net Working Capital is less than $500,000 (the “Minimum Cash Level”), the Company will incur additional indebtedness pursuant to the revolving credit facility provided under the Credit Agreement such that (x) the cash drawn from such revolving credit facility, when added to the Estimated Net Working Capital is at least equal to the Target Net Working Capital, and (y) the cash drawn from such revolving credit facility, when added to the cash included in the Estimated Net Working Capital is at least equal to the Minimum Cash Level; and

(2) if the Estimated Net Working Capital is greater than the Target Net Working Capital, the Company may use any cash to prepay any indebtedness under the Credit Agreement so long as (x) the Estimated Net Working Capital less the amount of such cash is at least equal to the Target Net Working Capital and (y) the cash included the Estimated Net Working Capital, less the amount of such cash, is at least equal to the Minimum Cash Level.

1.3 Closing; Effective Time.

(a) The closing of the Merger (the “Closing”) shall take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York, at 10:00 a.m., New York time, on the date following the satisfaction or waiver of the conditions set forth in Article V (other than conditions which, by their nature, are to be satisfied at the Closing, but subject to the waiver or satisfaction of those conditions) that is the earlier of (x) a date during the Marketing Period to be specified by MergerCo on no less than three Business Days’ notice to the Company and (y) the final day of the Marketing Period, or at such other place, time and date as the parties may agree. The “Closing Date” shall be the date upon which the Closing occurs.

(b) On the Closing Date, MergerCo and the Company will cause the appropriate certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in such form and executed as provided in Section 251(c) of the DGCL. The Merger will become effective at the time when the Certificate of Merger has been duly filed with the Delaware Secretary of State, or such later time as may be specified in the Certificate of Merger (the “Effective Time”).

(c) Subject to the terms and conditions of this Agreement, at the Closing immediately prior to the Effective Time, MergerCo shall pay to the Company an amount equal to the Aggregate Merger Consideration by wire transfer of immediately available funds (based on the amounts set forth in a certificate delivered by the Company as provided in the last paragraph of this Section 1.3(c)), and the Company shall use such amount as follows:

(i) immediately prior to the Effective Time, the Company shall pay, and/or shall cause its wholly owned subsidiary, CRC Health Corporation, to pay, in each case, by wire transfer of immediately available funds, amounts sufficient to repay in full all outstanding principal, interest and all other amounts due and payable at the Effective Time under, and to satisfy and discharge the obligations of the Company and CRC Health Corporation in respect of, the Credit Agreement and the Senior Subordinated Notes and the Company will take such other steps as may be necessary to cause the satisfaction and discharge all of such obligations thereunder;

(ii) immediately prior to the Effective Time, the Company shall pay all expenses it incurred in connection with the Merger but not yet paid, including without limitation, by paying by wire transfer of immediately available funds, the Transaction Expenses, but excluding the out-of-pocket transaction costs referred to in Section 4.10(b);

(iii) as soon as practicable after the Effective Time, but in no event more than 5 days following the Effective Time, the Surviving Corporation shall deliver to each holder of a Company Option an aggregate amount in cash equal to the Option Cancellation Payment with respect to such holder as determined in accordance with Sections 1.6(a)(i) and 1.6(a)(ii), without interest thereon, by (1) wire transfer of immediately available funds in the case of each holder of a Company Option covering more than 100,000 shares of Common Stock immediately prior to the Effective Time, and (2) check in the case of each holder of a Company Option covering 100,000 or fewer shares of Common Stock immediately prior to the Effective Time (it being understood that any such payment to an employee shall be made through the Company’s payroll system if practicable to do so);

(iv) immediately after the Effective Time, the Surviving Corporation or the Paying Agent shall deliver to each holder of Company Stock who has delivered to the Paying Agent a duly executed Letter of Transmittal and surrendered the applicable Certificate or Certificates an aggregate amount in cash equal to the product of the number of shares represented by such Certificate or Certificates and the applicable Per Share Merger Consideration, without interest thereon, by (1) wire transfer of immediately available funds in the case of each holder of more than 100,000 shares of Company Stock, and (2) check or wire transfer in the case of each holder of 100,000 or fewer shares of Company Stock; and

(v) from time to time following the Effective Time, the Surviving Corporation shall deliver to each holder of a Company Warrant who has delivered to the Surviving Corporation a duly executed exercise notice, payment of the applicable Exercise Price and surrendered the applicable Company Warrant, an aggregate amount in cash equal to the product of the number of shares represented by such Company Warrant and the applicable Per Share Merger Consideration, without interest thereon, by (1) wire transfer of immediately available funds in the case of each holder of a Company Warrant covering more than 100,000 shares of Company Stock, and (2) check in the case of each holder of a Company Warrant covering 100,000 or fewer shares of Company Stock.

In order to facilitate the payments contemplated by this Section 1.3(c), the Company will deliver to Parent and to MergerCo not less than three Business Days prior to the anticipated Closing Date a statement, certified by the chief financial officer of the Company, that will set forth: (1) the aggregate amount payable to each lender under the Credit Agreement and the Senior Subordinated Notes pursuant to Section 1.3(c)(i), (2) the Transaction Expenses payable pursuant to Section 1.3(c)(ii), (3) the aggregate Option Cancellation Payment payable to the holder of each Company Option pursuant to Section 1.3(c)(iii) and the amount thereof required to be withheld, (4) the Per Share Merger Consideration applicable to each class of Company Stock, the calculation of such amount based on the Aggregate Merger Consideration, the Aggregate Equity Merger Consideration and the aggregate Per Share Merger Consideration payable to each holder of Company Stock pursuant to Section 1.3(c)(iv), (5) the aggregate amount payable to the holder of each Company Warrant pursuant to Section 1.3(c)(v), (6) the Closing Date Debt and (7) the wire transfer or other payment instructions with respect to the payments to be made pursuant to Sections 1.3(c)(i) and 1.3(c)(ii). All of the calculations and amounts set forth in such statement shall be deemed to be conclusive and binding on the parties absent manifest error or change in circumstances prior to the Effective Time.

(d) Subject to the terms and conditions of this Agreement, at and in connection with the Closing:

(i) each holder of an outstanding Certificate or Certificates that prior thereto represented shares of Company Stock will, in accordance with the procedures described in Section 1.10(d) and the applicable Letter of Transmittal, deliver to the Surviving Corporation, in exchange for the Per Share Merger

Consideration (paid as provided in Section 1.3(c) above) such Certificate or Certificates, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, and bearing or accompanied by all requisite stock transfer stamps, together with the wire transfer or other payment instructions with respect to each such payment; and

(ii) the Surviving Corporation shall issue to Parent a stock certificate or certificates representing 1,000 shares of Surviving Corporation Common Stock in exchange for the certificate or certificates which formerly represented all outstanding shares of MergerCo Common Stock, which shall be canceled.

1.4 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any holders of any shares of Company Stock, or of the MergerCo Common Stock:

(a) Each share of Company Stock (other than shares of Company Stock held as treasury stock) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive:

(1) in relation to each share of Series A Preferred Stock, an amount equal to $1.10 (the “Series A Liquidation Price”);

(2) in relation to each share of Series A-2 Preferred Stock, an amount equal to $0.46 (the “Series A-2 Liquidation Price”);

(3) in relation to each share of Series C Preferred Stock, an amount equal to (1) $0.46 (the “Series C Liquidation Price” and together with Series A Liquidation Price and Series A-2 Liquidation Price, the “Liquidation Prices”), plus (2) the Common Stock Per Share Merger Consideration; and

(4) in relation to each share of Common Stock, the Common Stock Per Share Merger Consideration.

The issued and outstanding Company Stock, when converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Certificate representing any such shares of Company Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration applicable to such Company Stock upon the surrender of such Certificate in the manner provided in and in accordance with Section 1.3(c).

(b) All shares of Company Stock that are held by the Company as treasury stock shall be canceled and retired and shall cease to exist and no Per Share Merger Consideration shall be delivered in exchange therefor.

(c) Each share of MergerCo Common Stock issued and outstanding immediately prior to the Effective Time (1,000 shares, in the aggregate) shall be converted into and exchangeable for one fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”). From and after the Effective Time, each outstanding certificate theretofore representing shares of MergerCo Common Stock shall be deemed for all purposes to evidence ownership of and to represent the number of shares of Surviving Corporation Common Stock into which such shares of MergerCo Common Stock shall have been converted.

1.5 Company Warrants. Promptly following the Effective Time but in no event more than 30 days following the Effective Time, Parent shall cause the Surviving Corporation to deliver to each holder of Company Warrants outstanding immediately prior to the Effective Time the undertakings required by the warrant certificates (as in effect on the date hereof) representing such Company Warrants.

1.6 Cancellation of Company Options.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(i) each Company Option (including options that vest as a result of the Merger) under the Stock Plans shall be canceled in exchange for a single lump sum cash payment, which shall be paid as soon as practicable, but in no event more than 5 days following the Effective Time, equal to (x) the excess, if any, of the Common Stock Per Share Merger Consideration over the Exercise Price per share of such Company Option, multiplied by (y) the number of shares of Common Stock covered by such Company Option immediately prior to the Effective Time (the “Option Cancellation Payment”); and

(ii) the Surviving Corporation shall deduct and withhold, or cause to be deducted or withheld, from any Option Cancellation Payment made hereunder, such amounts as are required to be deducted and withheld under the Code, or any provision of applicable U.S. federal, state, local or foreign Tax law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of Company Options in respect of which such deduction and withholding was made.

(b) Prior to the Closing, the Company shall take or cause to be taken any and all actions reasonably necessary, including by amending the Stock Plans, and shall use its reasonable best efforts to obtain any necessary consent of each holder of Company Options, to give effect to the treatment of Company Options pursuant to this Section 1.6.

1.7 Certificate of Incorporation; By-Laws.

(a) The certificate of incorporation of MergerCo as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter duly amended in accordance with the terms thereof and the DGCL.

(b) The By-laws of MergerCo as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until thereafter duly amended as provided by applicable law, the certificate of incorporation of the Surviving Corporation and such By-laws.

1.8 Directors and Officers of the Surviving Corporation.

(a) The directors of MergerCo immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and By-laws.

(b) The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.

1.9 Dissenting Stockholders.

(a) Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Company Stock held by a person (a “Dissenting Stockholder”) who has not voted to adopt this Agreement and who properly demands appraisal for such shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted as described in Section 1.4, but shall, as of the Effective Time, be converted into the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL, unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal. If, after the Effective Time, such Dissenting Stockholder fails to perfect or withdraws or loses his right to appraisal, such Dissenting Stockholder’s shares of Company Stock shall no longer be considered Dissenting Shares for the purposes of this Agreement and such holder’s shares of Company Stock shall thereupon be deemed to have been converted, at the Effective Time, as described in Section 1.4.

(b) The Company shall give Parent and MergerCo (i) prompt notice of any demands for appraisal of shares of Company Stock received by the Company, and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demands, and the Company shall not, without the prior written consent of Parent, such consent not to be unreasonably withheld, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

1.10 Paying Agent.

(a) Notices to Stockholders. As promptly as practicable after the date hereof, the Company shall, or shall cause a paying agent (the “Paying Agent”) to, mail to each holder of record of Company Stock on the applicable record date (i) the notices required in connection with having obtained the Requisite Consent of Stockholders approving the Merger by Section 228(e) of the DGCL, including an information statement describing in reasonable detail the Merger and this Agreement, (ii) the notice to stockholders of their appraisal rights under Section 262 of the DGCL, (iii) the notices required under Sections 6.5 and 6.7 of the Company’s certificate of incorporation, (iv) a letter of transmittal specifying that delivery shall be effected, and risk of loss of the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which letter shall be in customary form and have such other provisions as the Company may reasonably specify (the “Letter of Transmittal”), and (v) instructions for effecting the surrender of such Certificates for payment.

(b) Notices to Holders of Redeemable Shares. As promptly as practicable after the date hereof, the Company shall, or shall cause the Paying Agent to, mail to each holder of record of Redeemable Shares the notice required under Section 7.1(b) of the Company’s certificate of incorporation.

(c) Notices to Warrantholders. As promptly as practicable after the date hereof, the Company shall mail to each holder of a Company Warrant notice of the proposed Merger in accordance with the terms of such Company Warrant.

(d) Letters of Transmittal. The Letter of Transmittal shall specify that in the event of a termination of this Agreement prior to the Closing, pursuant to Section 7.1 or otherwise, the Paying Agent shall return the Certificates in its possession to the holder of record. At or after the Effective Time, upon surrender of a Certificate to the Paying Agent together with the applicable transmittal documents, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the applicable Per Share Merger Consideration multiplied by the number of shares represented by such Certificate, without any interest thereon. In the event of a transfer of ownership of shares of Company Stock that is not registered in the transfer records of the Company, payment may be made with respect to such shares to such a transferee if the Certificate representing such shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e) Share Transfer Books. At and after the Effective Time, there shall be no transfers on the share transfer books of the Company of any shares of Company Stock that were outstanding immediately prior to the Effective Time. After the Effective Time, Certificates for shares of Company Stock shall represent only the right to receive the Per Share Merger Consideration into which such shares of Company Stock were converted as provided in Section 1.4 at the Effective Time without interest.

(f) Payments to Paying Agent. The Surviving Corporation shall, immediately after the Effective Time, provide the Paying Agent with cash in amounts contemplated in Section 1.4 in respect of Certificates surrendered pursuant to a Letter of Transmittal prior to the Effective Time, and, in relation to each Certificate surrendered pursuant to a Letter of Transmittal after the Effective Time, the Surviving Corporation shall promptly provide the Paying Agent with cash in amounts contemplated in Section 1.4 as and when such cash is needed by the Paying Agent after such surrender.

(g) Unclaimed Consideration. Six months after the Effective Time, the Surviving Corporation shall cause the Paying Agent to deliver any portion of the Per Share Merger Consideration that it holds and that remains unclaimed to the Surviving Corporation. Any holder of Company Stock immediately prior to the Effective Time who has not theretofore complied with this Section 1.10 shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) for payment of any portion of the Per Share Merger Consideration that may be payable upon surrender of any Certificates such holder holds, as determined pursuant to this Agreement, as a general creditor and without any interest thereon.

(h) No Liability. None of the Company, the Surviving Corporation, Parent and their Affiliates, the Paying Agent or any other person shall be liable for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by MergerCo or the Surviving Corporation, the posting by such person of a bond in such reasonable amount as MergerCo or the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Corporation shall direct the Paying Agent to issue in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration payable in respect of the shares of Company Stock represented thereby pursuant to this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

Except as set forth in the disclosure letter delivered to Parent and MergerCo on the date hereof (the “Disclosure Letter”), the Company represents and warrants to Parent and MergerCo as follows:

2.1 Corporate Status, etc.

(a) Organization. Schedule 2.1(a) of the Disclosure Letter lists all of the Company’s Subsidiaries and their respective jurisdictions of incorporation. Each of the Company and its Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has full corporate power and authority to own, lease and operate its properties and to carry on its business as presently conducted. Each of the Company and each of its Subsidiaries is duly qualified to do business and in good standing as a foreign corporation in all jurisdictions in which the failure to be so qualified would be reasonably likely to have a Material Adverse Effect.

(b) Authorization, etc. The Company has full power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance by the Company of this Agreement have been duly authorized by the board of directors of the Company and the Requisite Consent of Stockholders, which constitute all requisite corporate authorization on the part of the Company and its Subsidiaries for such action. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

2.2 Capitalization.

(a) The Company. As of the date hereof, the authorized Company Stock consists of:

(i) 383,090,909 shares of common stock, par value $0.000001 per share, all of which have been duly authorized, divided into (1) 378,090,843 shares of Series A Common Stock, par value $0.000001 per share (“Common Stock”), of which 8,622,711 shares have been validly issued and are outstanding and are fully paid and nonassessable, and (2) 5,000,066 shares of Series A-1 Redeemable common stock, par value $0.000001 per share (“Series A-1 Redeemable Common Stock”), of which 2,824,867 shares have been validly issued and are outstanding and are fully paid and nonassessable; and

(ii) 319,731,730 shares of preferred stock, par value $0.000001 per share (“Preferred Stock”), all of which have been duly authorized, divided into (1) 27,857,595 shares designated as Series A Preferred Stock, par value $0.000001 per share (“Series A Preferred Stock”), of which 6,310,663 shares have been validly issued and are outstanding and are fully paid and nonassessable, (2) 1,874,135 shares designated as Series A-1 Redeemable Preferred Stock, par value $0.000001 per share (“Series A-1 Redeemable Preferred Stock” and together with the Series A-1 Redeemable Common Stock, the “Redeemable Shares”), of which 1,874,135 shares have been validly issued and are outstanding and are fully paid and nonassessable, (3) 60,000,000 shares designated as Series A-2 Preferred Stock, par value $0.000001 per share (“Series A-2 Preferred Stock”), of which 42,676,712 shares have been validly issued and are outstanding, and (4) 230,000,000 shares designated as Series C Convertible Participating Preferred Stock, par value $0.000001 per share (“Series C Preferred Stock”), of which 208,712,678 shares have been validly issued and are outstanding and are fully paid and nonassessable.

Schedule 2.2(a) of the Disclosure Letter sets forth, as of the date hereof, all Persons owning of record any outstanding shares of capital stock of the Company and the number of shares thereof owned by such Person.

(b) Subsidiaries. Schedule 2.2(b) of the Disclosure Letter lists for each Subsidiary of the Company the shares of capital stock of such Subsidiary that are authorized, the shares of capital stock of such Subsidiary that are issued and outstanding and the Persons owning such issued and outstanding shares. All issued and outstanding shares of capital stock of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and are owned by the Persons listed in Schedule 2.2(b) of the Disclosure Letter free and clear of any Liens.

(c) Convertible Instruments. As of the date hereof, the Company has granted or issued and has outstanding:

(i) Company Options under the Stock Plans exercisable for 26,477,272 shares of Common Stock (and Company Options relating to an additional 4,164,654 shares of Common Stock remain available for grant under the Stock Plans), all of which will be vested and exercisable as of the Effective Time (unless earlier canceled in accordance with their terms); and

(ii) Common Stock Warrants exercisable for 1,168,633 shares of Common Stock, Series A Preferred Stock Warrants exercisable for 220,423 shares of Series A Preferred Stock, Series A-1 Redeemable Preferred Stock Warrants exercisable for 3,009 shares of Series A-1 Redeemable Preferred Stock, Series A-2 Preferred Stock Warrants exercisable for 1,490,649 shares of Series A-2 Preferred Stock and Series C Preferred Stock Warrants exercisable for 7,290,093 shares of Series C Preferred Stock.

Schedule 2.2(c) of the Disclosure Letter sets forth, as of the date hereof, all Persons owning of record any outstanding Company Options and Company Warrants and the number of each thereof owned by such Person.

(d) Agreements with Respect to Company Stock, etc. Other than as set forth in the Shareholders Agreement, the certificate of incorporation of the Company, or in Section 2.2(c) hereof, there are no (i) preemptive or similar rights on the part of any holders of any class of securities of the Company or any of its Subsidiaries; (ii) subscriptions, options, restricted stock, warrants, conversion, exchange or other rights, agreements, commitments, arrangements or understandings of any kind obligating the Company or any of its Subsidiaries, contingently or otherwise, to issue or sell, or cause to be issued and sold, any shares of or other interest in capital stock of any class of the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares; (iii) outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company or any of its Subsidiaries; (iv) stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or to which the Company or any of its Subsidiaries is bound relating to the voting, purchase, redemption or other acquisition of any shares of the capital stock of the Company or any of its Subsidiaries; or (v) outstanding dividends, whether current or accumulated, due or payable on any of the capital stock of the Company or any of its Subsidiaries.

(e) Equity Interests. Except for the Subsidiaries, the Company does not own any capital stock of or other equity securities or interests in any other Person. The Company is not a party to any stockholder agreements, voting trusts or other agreements or understandings relating to the voting, purchase, redemption or other acquisition of any shares of capital stock or equity interests in any other Person.

2.3 Conflicts, Consents.

(a) Conflicts. The execution and delivery of this Agreement by the Company, and the performance of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby (i) do not conflict with the Organizational Documents of the Company or any of its Subsidiaries, (ii) subject to obtaining the Consents referred to in Section 2.3(b), do not conflict with, violate, breach or result in a default under (with or without the giving of notice or the lapse of time), give rise to a right of termination, cancellation, modification or acceleration of any obligation or to the loss of any benefit under, any Permit or any Contract to which the Company or any of its Subsidiaries is a party or by which any of them or their respective properties or assets are bound or result in the creation or imposition of any Liens other than Liens created by or resulting from the actions of Parent, MergerCo or any of its Affiliates, or (iii) violate any law applicable to the Company or any of its Subsidiaries, except in the case of clauses (ii) or (iii) for such conflicts, violations, breaches, defaults, terminations, cancellations, modifications, accelerations, losses of benefits and Liens that would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder.

(b) Consents. Except as may be required under the HSR Act or as set forth in Schedule 2.3(b) of the Disclosure Letter, no notice to (other than to fiscal intermediaries, agents or carriers with respect to any governmental program or benefit), Consent of or with any court, Governmental Entity or third Person is required to be obtained by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the performance of its obligations hereunder, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder.

2.4 Financial Statements. The Company has made available to Parent complete and correct copies of consolidated statements of operations, changes in stockholders’ equity and cash flows of the Company and its Subsidiaries for the fiscal years ended December 31, 2002, December 31, 2003 and December 31, 2004 and consolidated balance sheets of the Company and its Subsidiaries as at such dates, together with the notes thereto (the “Annual Financial Statements”), in the case of the fiscal years ended December 31, 2003 and December 31, 2004 audited by Deloitte & Touche LLP, the Company’s certified public accountants, and in the case of the fiscal year ended December 31, 2002 audited by PricewaterhouseCoopers LLP, the Company’s former certified public accountants, and complete and correct copies of unaudited consolidated statements of operations, changes in stockholders equity and cash flows of the Company and its Subsidiaries for the six months ended June 30, 2005 and an unaudited consolidated balance sheet as at such date (the “June Financial Statements” and together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with generally accepted accounting principles as applied in the United States of America (“GAAP”) applied on a consistent basis during the periods involved (except as otherwise noted therein and except that the June Financial Statements are subject to year-end adjustments that will not be material and do not contain all footnote disclosures required by GAAP) and fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as at the dates thereof or for the periods presented therein.

2.5 Absence of Undisclosed Liabilities. Except (i) as reflected in the Financial Statements, (ii) for liabilities and obligations incurred in the ordinary course of business since December 31, 2004 and (iii) for liabilities and obligations that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, the Company and its Subsidiaries have not incurred any liabilities or obligations that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP applied in a manner consistent with the Financial Statements.

2.6 Events Subsequent to Latest Financial Statements. Since December 31, 2004 through the date hereof, other than in connection with the transactions contemplated by this Agreement, (i) the Company and its Subsidiaries have not suffered any Material Adverse Effect and (ii) except as set forth in Schedule 2.6(ii) of the Disclosure Letter, the Company and its Subsidiaries have conducted their business in the ordinary course, in substantially the same manner in which it has been previously conducted, and none of the Company or any of its Subsidiaries has:

(a) amended its Organizational Documents;

(b) purchased or redeemed any shares of its capital stock;

(c) incurred any long-term indebtedness for borrowed money or entered into any guaranty in excess of $500,000 in the aggregate, other than indebtedness incurred pursuant to the Credit Agreement;

(d) mortgaged, pledged or subjected to any Lien any of its properties or assets, except for Permitted Liens;

(e) except as required by GAAP or required by a change in applicable law, statute, rule or regulation, made any material change in its accounting principles or the methods by which such principles are applied for financial accounting purposes;

(f) increased the compensation of any officer or employee, other than with respect to employees who are not officers (i) in the ordinary course of business, (ii) to comply with applicable law or (iii) as required to do so pursuant to existing contracts or agreements;

(g) disposed or agreed to dispose of any material properties or assets (other than inventory) in an amount in excess of $500,000 in any individual case or $1,000,000 in the aggregate or acquired or agreed to acquire assets or properties in an amount in excess of $500,000 in any individual case or $1,000,000 in the aggregate;

(h) merged or consolidated with, purchased substantially all of the assets of, or otherwise acquired any business or any Person;

(i) entered into, amended, waived any material rights under or terminated any Material Contract except in the ordinary course of business, or entered into, amended, waived any material rights under or terminated any Lease, except amendments, waivers and renewals or extensions of existing Leases in the ordinary course of business;

(j) canceled or forgiven any material debts or claims except in the ordinary course of business;

(k) made any payment to or entered into or performed any transaction or Contract for the benefit of any Affiliate or any holder of Company Stock (other than payments made to officers, directors and employees in their capacities as such in the ordinary course of business);

(l) declared, set aside or paid dividends on, or made any other distribution with respect to, or purchased any of its capital stock except intercompany dividends and distributions paid by a Subsidiary that is directly or indirectly wholly-owned by the Company;

(m) suffered any material loss, destruction, damage or taking by eminent domain (whether or not insured) affecting the business of the Company and its Subsidiaries or any of their material assets;

(n) adopted or entered into or modified any Company Employment Agreement;

(o) paid, discharged, waived, settled or satisfied any action, claim, suit, or proceeding against the Company or any of its Subsidiaries before any Governmental Entity involving the payment by or to the Company or any of its Subsidiaries in an amount in excess of $200,000 in any individual case or $1,000,000 in the aggregate, or any action, claim or suit by the Company involving a claim for an amount in excess of $200,000 or $1,000,000 in the aggregate, in each case, to the extent not covered by insurance policies maintained by the Company and its Subsidiaries; provided, that this Section 2.6(o) shall not apply to Taxes;

(p) established any new or amended any employee benefit plan or arrangement;

(q) made, changed or revoked any material Tax election, filed any amended Tax Returns, settled or compromised any material Tax liability, entered into any material closing agreement relating to any Tax, consented to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or changed any material tax accounting method or taxable period;

(r) submitted any plan of correction to any Governmental Entity or accrediting body or modified or amended any existing plan of correction; or

(s) agreed to do any of the foregoing.

2.7 Tax Matters. Except as reflected or reserved against in the Financial Statements (a) to the Knowledge of the Company, each material Tax Return required to have been filed by the Company or any of its Subsidiaries has been timely filed and all amounts shown as due on such Tax Returns have been paid, (b) except for matters that would not reasonably be expected to have a Material Adverse Effect, all amounts due and payable by the Company or any of its Subsidiaries in respect of Taxes have been paid, (c) except for matters that would not reasonably be expected to have a Material Adverse Effect, all Employment and Withholding Taxes required to be paid or withheld by or on behalf of the Company or any of its Subsidiaries have been paid or properly set aside in accounts for such purpose, (d) no written agreement or other document extending, or having the effect of extending, the period of assessment or collection of any material Taxes payable by the Company or any of its Subsidiaries is in effect as of the date hereof, (e) neither the Company nor any of its Subsidiaries is, as of the date hereof, the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the IRS or any other taxing authority) within which to file any Tax Return not previously filed and, (f) except for matters that would not reasonably be expected to have a Material Adverse Effect, as of the date hereof, there are not pending (or threatened or proposed in writing) any audits, examinations or other proceedings in respect of Taxes payable by the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries had received any notice of deficiency or proposed adjustment for any amount of Tax, (g) except for matters that would not reasonably be expected to have a Material Adverse Effect, (1) with respect to any period for which Tax Returns have not yet been filed, or for which Taxes are not yet due or owing, the Company and its Subsidiaries have made due and sufficient current reserves for Taxes in their books or records, including the Financial Statements and (2) except to the extent attributable to a transaction permitted under Section 4.1, the Company and its Subsidiaries shall not incur any Taxes after the date hereof that are not in the ordinary course of their business, (h) except for matters that would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries is a party to any Tax sharing, allocation or indemnification agreement or arrangement or has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6, as a transferee or successor, by contract or otherwise, (i) there are no material outstanding powers of attorney executed on behalf of any of the Company and any of its Subsidiaries, (j) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury

Regulation Section 1.6011-4; (k) neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Code Section 355, and (l) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any (1) change in method of accounting initiated by the Company for a taxable period ending on or prior to the Effective Time or (2) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date.

2.8 Litigation. There is no judicial or administrative action, claim, suit, proceeding or investigation pending to which the Company or any of its Subsidiaries is a party, nor, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, in each case, before any Governmental Entity or arbitrator, that (a) individually or in the aggregate would reasonably be expected to have a Material Adverse Effect or (b) questions the validity of this Agreement or any action taken or to be taken by the Company or any of its Subsidiaries in connection herewith.

2.9	Compliance with Laws; Permits.

(a) Neither the Company nor any of its Subsidiaries is or since January 1, 2003 has been in, and none of the Company or any of its Subsidiaries is in receipt of any written notice of any, violation of any law, statute, rule, regulation, judgment, order, decree, permit, concession, franchise or other governmental authorization or approval applicable to it or to any of its properties, except for violations which would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect.

(b) All of the licenses, permits and other governmental authorizations necessary to conduct the business of the Company and its Subsidiaries as presently conducted (collectively, the “Permits”), have been duly obtained, are held by the Company or its Subsidiaries and are in full force and effect, except in each case where such a failure would not reasonably be expected to have a Material Adverse Effect. No event has occurred or other fact exists with respect to the Permits that allows, or after notice or lapse of time or both would allow, revocation or termination of any of the Permits or would result in any other impairment of the rights of the holder of any of the Permits that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect.

(c) This Section 2.9 does not relate to tax matters, employee benefits matters, environmental matters or Healthcare Laws, which are provided for in Sections 2.7, 2.10, 2.16 and 2.19, respectively.

2.10 Employee Benefits.

(a) Company Benefit Plans; Employment Agreements. Schedule 2.10(a)(i) of the Disclosure Letter contains a complete and accurate list of each material Plan that is maintained or established by the Company or any of its Subsidiaries and under which any current or former officer, director or employee of the Company or any of its Subsidiaries, or the beneficiaries or dependents of any such person, participates or derives a benefit or will become eligible to participate or derive a benefit or under which the Company or any of its Subsidiaries may be liable (“Company Benefit Plans”). Without limiting the generality of the foregoing, Schedule 2.10(a)(ii) of the Disclosure Letter sets forth all employment, severance and retention agreements, plans or arrangements other than any such agreement that (x) by its terms, may be terminated or canceled by the Company or any Subsidiary with notice of not more than the greater of 120 days and the period of notice required under applicable law, in each case without penalty and (y) provides for the payment of annual salary and bonus less than or equal to $250,000 and (z) does not provide for the payment of severance payments greater than $250,000 in any one case (“Company Employment Agreements”).

(b) Compliance; Liability. Each Company Benefit Plan has been operated and administered in accordance with its terms and with applicable law, except for any failure to do so that would not reasonably be expected to have a Material Adverse Effect. All contributions required to have been made by the Company and its Subsidiaries under each Company Benefit Plan (including salary deferred under any 401(k) plan) have been made by the due date therefor (including any extensions). There is no pending or, to the Knowledge of the Company, threatened material legal action, suit or claim relating to the Company Benefit Plans (other than routine claims for benefits). The Company and its Subsidiaries have engaged in no transaction with respect to any Company Benefit Plan that has subjected or would reasonably be expected to subject the Company or any of its Subsidiaries to a material tax or penalty imposed by either Chapter 43 of the Code or section 502(i) of ERISA. Neither the Company nor any of its Subsidiaries is in breach of any Company Employment Agreement, except for any such breach that would not reasonably be expected to have a Material Adverse Effect.

(c) Tax Qualification. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualification under the Code and to the effect that each such trust is exempt from taxation under section 501(a) of the Code, and, to the Knowledge of the Company, nothing has occurred since the date of such determination letter that would reasonably be expected to adversely affect such qualification or tax-exempt status.

(d) Title IV of ERISA. Neither the Company nor any ERISA Affiliate has incurred any material liability (other than PBGC premiums that were timely paid in full) under Title IV of ERISA or is subject to Section 302 of ERISA or Section 412 of the

Code, and no event, transaction or condition exists that would be reasonably likely to result in any such liability to the Surviving Corporation or any ERISA Affiliate following the Closing. No Company Benefit Plan is a “multiemployer plan” as defined in Section 3(37) of ERISA or “multiple employer plan” under Section 4063 of ERISA. No Company Benefit Plan is funded through a trust or other arrangement described in Section 501(c)(9) of the Code.

(e) Triggering Events. Neither the execution of this Agreement nor the performance of the obligations hereunder by the Company or its Subsidiaries shall by itself, or upon the occurrence of a subsequent event, require a payment, or cause the accelerated vesting of a right to a payment, under any Company Benefit Plan or under any Company Employment Agreement. The performance of the obligations hereunder by the Company or its Subsidiaries will not result in any payment under any Company Benefit Plan or under any Company Employment Agreement that would constitute an “excess parachute payment” for purposes of Section 280G or 4999 of the Code.

(f) Retiree Benefits. No Company Benefit Plan or Company Employment Agreement provides health or life insurance benefits following retirement or other termination of employment, and neither the Company nor any Subsidiary has any obligation to provide any such benefits, except for benefit continuation coverage to the extent required under Part 6 of Subtitle B of Title I of ERISA or other Applicable Law.

(g) Documents. With respect to each Company Benefit Plan, the Company has made available to Parent true and complete copies of the following documents, to the extent applicable: (i) the most recent Plan document and all amendments thereto; (ii) the most recent trust instrument and insurance contracts; (iii) the most recent three Forms 5500 filed with the IRS (and accompanying audited financial statements if required), (iv) the most recent summary plan description (and any summary of any material modifications thereto); and (v) the most recent determination letter issued by the IRS. The Company has made available to Parent true and complete copies of the Company Employment Agreements.

2.11 Labor Matters. No labor strike, material labor dispute, or concerted work stoppage is currently pending or, to the Knowledge of the Company, threatened with respect to any employee of the Company or any of its Subsidiaries. The Company and its Subsidiaries are in compliance with all applicable labor laws and all Company Employment Agreements in connection with the employment of its employees, except for such non-compliance that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries are neither party to nor bound by any Contract, collective bargaining agreement, or other agreement with any labor union representing their employees and, to the Knowledge of the Company, there are no activities or proceedings of any labor union to organize any such employees.

2.12 Real Property; Tangible Property.

(a) Schedule 2.12(a) of the Disclosure Letter lists all material items of real property either owned by the Company or its Subsidiaries (the “Owned Real Property”) or leased by the Company or its Subsidiaries (the “Leased Real Property”). The Company and its Subsidiaries have good and marketable title to the Owned Real Property and valid leasehold interests in the Leased Real Property, in each case free and clear of all Liens except for Permitted Liens.

(b) None of the Company or any of its Subsidiaries has leased or otherwise granted to any Person the right to use any Real Property or any portion thereof. There are no outstanding options, right of first refusal or rights of first offer to purchase any Owned Real Property or any portion thereof or interest therein.

(c) Neither the Company nor any of its Subsidiaries has received written notice that any condemnation proceedings or similar actions or proceedings are now pending or threatened with respect to the Real Property or any part thereof.

(d) The Owned Real Property and the Leased Real Property, together with easements appurtenant thereto, include all of the material real property used or held for use in connection with or otherwise required to carry on the business of the Company and its Subsidiaries, as currently conducted.

(e) Schedule 2.12(e) of the Disclosure Letter contains a complete and correct list of all real property leases relating to the Leased Real Property to which the Company or any of its Subsidiaries is a party or is bound (the “Leases”). The Company has made available to Parent correct and complete copies of the Leases. Each of the Leases (including any option to purchase contained therein) is in full force and effect and, to the Knowledge of the Company, is enforceable against the landlord which is party thereto in accordance with its terms, and there exists no default or event of default (or any event that with notice or lapse of time or both would become a default) on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, under any Leases, except for such failures to be in full force and effect and defaults as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect. The Leases constitute all written and oral agreements of any kind for the leasing, rental, use or occupancy of the Owned Real Property and the Leased Real Property.

(f) The execution and delivery of this Agreement by the Company, and the performance of its obligations hereunder do not conflict with, violate, breach or result in a default under (with or without the giving of notice or the lapse of time) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or to the loss of any benefit under, any Lease that is material to the operation of the business conducted by the Company and its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder.

(g) The Company and its Subsidiaries have legal and beneficial ownership of all of their respective tangible personal property and assets reflected in the Financial Statement for the fiscal year ended December 31, 2004, or acquired since December 31, 2004 except for properties and assets disposed of in the ordinary course of business since the date of the Financial Statement for the fiscal year ended December 31, 2004, in each case free and clear of all Liens other than Permitted Liens. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own or have the right to use all of the properties and assets necessary for the conduct of their business as currently conducted, and, upon consummation of the transactions contemplated by this Agreement, will be entitled to continue to use properties and assets which are currently employed by them in the conduct of their business as currently conducted. Each such tangible asset has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purpose for which it is currently used. Since January 1, 2005, neither the Company nor any of its Subsidiaries has sold, transferred or otherwise disposed of any tangible personal property or asset with a fair market value in excess of $1.0 million.

2.13 Intellectual Property.

(a) Schedule 2.13(a) of the Disclosure Letter lists all material trademarks, trade names, service marks, copyrights and patents that, as of the date hereof, are registered or subject to an application for registration (collectively, “Intellectual Property”) that are owned by the Company or any of its Subsidiaries and used in the conduct of the business of the Company or any of its Subsidiaries, as currently conducted (“Owned Intellectual Property”). The Company and its Subsidiaries have taken commercially reasonable steps in accordance with normal industry practice to protect and maintain in force the Owned Intellectual Property and to protect the confidentiality of trade secrets used in the operation of the business. Except for infringements, claims, demands, proceedings and defects in rights that would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect, (i) to the Knowledge of the Company, the use of the Owned Intellectual Property by the Company and its Subsidiaries as currently used does not infringe on the Intellectual Property rights of any Person and (ii) there is no claim or demand of any Person pertaining to, or any proceeding that is pending or, to the Knowledge of the Company, threatened that challenges the rights of the Company or any of its Subsidiaries in respect of, any Owned Intellectual Property.

(b) Schedule 2.13(b) of the Disclosure Letter lists, as of the date hereof, all material written licenses to Intellectual Property or trade secrets (other than licenses for “off-the-shelf” software) to which the Company or any of its Subsidiaries is a party, pursuant to which (i) the Company or such Subsidiary permits any Person to use any of the Owned Intellectual Property or trade secrets owned by the Company or such Subsidiary, or (ii) any Person permits the Company or such Subsidiary to use any Intellectual Property or trade secrets not owned by the Company or such Subsidiary that are necessary for the conduct of the business of the Company or any of its Subsidiaries as currently conducted (collectively, the “Licenses”). The Company has made available to Parent copies of all of the Licenses. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party thereto, is in default under any License, and each License is in full force and effect as to the Company or Subsidiary thereof party thereto and, to the Knowledge of the Company, as to each other party thereto, except for such defaults and failures to be so in full force and effect as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect.

2.14 Contracts. Schedule 2.14 of the Disclosure Letter lists, as of the date hereof, all Material Contracts. The term “Material Contracts” means all of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties is bound as of the date hereof (other than Organizational Documents of any of the Subsidiaries, agreements related to benefits for the employees of the Company and its Subsidiaries, agreements related to labor matters for the employees of the Company and its Subsidiaries, real property leases and agreements related to intellectual property, the last four of which are provided for in Sections 2.10, 2.11, 2.12, and 2.13, respectively):

(a) any agreement with an insurer, health maintenance organization or health plan, preferred provider organization, third party administrator or other plan administrator, employer or trust (each, a “Payor”), involving aggregate payments in excess of $1,000,000 during the year ended December 31, 2004, and any agreement with a Payor entered into after December 31, 2004 that would reasonably be expected to involve aggregate payments or accruals in excess of $1,000,000 during the year ending December 31, 2005, made to the Company or any of its Subsidiaries under the terms of any insurance or benefit plan provided or administered by such Payor;

(b) mortgages, indentures, loan or credit agreements, security agreements, notes, guarantees and other agreements and instruments relating to the borrowing of money or extension of credit, including outstanding letters of credit;

(c) joint venture, and limited liability company or partnership agreements (other than limited liability companies or limited partnerships of which the Company owns 100% of the membership or partnership interests);

(d) any agreement containing a noncompetition provision restricting the Company or any of its Subsidiaries or Affiliates;

(e) stock purchase agreements, asset purchase agreements and other acquisition or divestiture agreements relating to the acquisition, lease or disposition by the Company or its Subsidiaries of material assets and properties (other than in the ordinary course of business) or any capital stock or other equity interest, in each case which was entered into by the Company or its Subsidiaries after December 31, 2001 or under which the Company or its Subsidiaries has any executory obligations;

(f) stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or to which the Company or any of its Subsidiaries is bound relating to the voting, purchase, redemption or other acquisition of any shares of the capital stock of the Company or any of its Subsidiaries;

(g) any agreement with a Governmental Entity;

(h) any agreement with a physician or other Person who refers patients to the Company or any of its Subsidiaries or recommends such a referral that does not satisfy all of the requirements of (i) 42 CFR Sec. 1001.952(d) regarding “personal services and management contracts,” (ii) 42 CFR Sec. 411.357(d) regarding “personal service arrangements,” and (iii) any applicable state law or regulation restricting referrals among parties with financial relationships and/or remuneration for referrals;

(i) any capital lease for any item of tangible personal property held or used by the Company or any of its Subsidiaries providing for aggregate rental payments in excess of $50,000;

(j) any agreement, note or other evidence of indebtedness under which the Company or any of its Subsidiaries has advanced or loaned an amount to any of its Affiliates or employees;

(k) any agreement or commitment of the Company or any of its Subsidiaries to make any capital expenditure in excess of $1,000,000; and

(l) any contract or agreement other than those described in Sections 2.14(a)-(k) above, entered into other than in the ordinary course of business involving aggregate payments or accruals in excess of $500,000, to be made by or to the Company or any of its Subsidiaries after the date hereof.

The Company has made available to Parent correct and complete copies of all of the Material Contracts. Each such Material Contract is a valid and binding agreement of the Company or one of its Subsidiaries and is in full force and effect, and neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other Person is in default under any Material Contract, except for such failures to be in full force and effect and defaults as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect.

2.15 Insurance. Schedule 2.15 of the Disclosure Letter lists all of the policies of insurance currently maintained by the Company. Each such policy is in full force and effect. All policy premiums due and payable with respect to all periods specified in Schedule 2.15 of the Disclosure Letter have either been paid or adequate provisions for the payment by the Company thereof has been made. The Company has not received any written notice of any material increase of premiums with respect to, or cancellation or non-renewal of, any of such insurance policies. There are no material claims by the Company under any of such policies relating to the business, assets or properties of the Company as to which any insurance company is denying liability or defending under a reservation of rights or similar clause other than a general reservation of rights. All of such insurance policies have the expiration dates set forth in Schedule 2.15.

2.16 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect:

(a) the Company and its Subsidiaries and all of their operations are and have been since January 1, 2003 in compliance with all applicable Environmental Laws;

(b) the Company and its Subsidiaries have obtained, and are in compliance with, all permits and authorizations required under applicable Environmental Laws and all such permits are in full force and effect and no action is pending or, to the Knowledge of the Company, threatened that would result in revocation of any such permits;

(c) neither the Company nor any of its Subsidiaries has received from any Governmental Entity or any third party any written notice of violation, alleged violation, non-compliance, liability or potential liability regarding compliance with or liability under applicable Environmental Laws, other than matters that have been resolved or that are no longer outstanding;

(d) no judicial proceeding or governmental or administrative action is pending or, to the Knowledge of the Company, threatened under any applicable Environmental Law pursuant to which the Company or any of its Subsidiaries is named as a party;

(e) neither the Company nor any of its Subsidiaries has entered into any agreement with any Governmental Entity or third party pursuant to which the Company or any of its Subsidiaries has any continuing obligations with respect to the investigation or remediation of any condition resulting from the release or threatened release of Hazardous Substances;

(f) there has been no release or discharge of Hazardous Substances by the Company or any Company Subsidiary or, to the Knowledge of the Company, any other party, on or from any of the Owned Real Property or Leased Real Property in violation of Environmental Law;

(g) there are no underground storage tanks present on any of the Owned Real Property or, to the Knowledge of the Company, the Leased Real Property; and

(h) the Company has made available to Parent copies of all material reports in the possession of the Company or any Company Subsidiary relating to the environmental condition of the Owned Real Property and the Leased Real Property.

Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, environmental matters shall be governed exclusively by this Section 2.16.

2.17 Affiliate Transactions. No Affiliate, other than Subsidiaries of the Company, has outstanding any indebtedness for borrowed money owed by it to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is or since January 1, 2004 has been a party to any agreement or transaction with any Affiliate or any shareholder of the Company. As of the Closing Date, all agreements set forth in Schedule 2.17 of the Disclosure Letter will have been terminated, except as otherwise described on such Schedule.

2.18 Brokers. Other than with respect to Persons whose fees and expenses will be paid pursuant to Section 1.3(c)(ii), all negotiations relating to this Agreement and the transactions contemplated hereby have been carried out without the intervention of any Person acting on behalf of the Company in such manner as to give rise to any valid claim against Parent, MergerCo or the Surviving Corporation for any brokerage or finder’s commission, fee or similar compensation.

2.19 Certain Healthcare Legal Matters. Except as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect:

(a) neither the Company nor any of its Subsidiaries or, to the Knowledge of the Company, any of their personnel is or since January 1, 2003 has been, in violation of any law to which it is subject with respect to healthcare regulatory matters (including, without limitation, The Social Security Act, as amended, Sections 1128, 1128A and 1128B, 42 U.S.C. Sections 1320a-7, 7(a) and 7(b) including Criminal Penalties Involving Medicare or State Health Care Programs, commonly referred to as the “Federal Anti-Kickback Statute,” The Social Security Act, as amended, Section 1877, 42 U.S.C. Section 1395nn (Prohibition Against Certain Referrals), commonly referred to as the “Stark Statute,” the statute commonly referred to as the “Federal False Claims Act” and all statutes and regulations related to the possession, distribution, maintenance and documentation of controlled substances) (“Healthcare Laws”), none of the Company or any of its Subsidiaries is in receipt of any written notice of any such violation, or, since January 1, 2005, any violation of any standard of or requirement for accreditation by a private organization as listed on Schedule 2.19(a) (the “Accreditations”) and, to the Knowledge of the Company, there are no presently existing circumstances that would or be likely to result in violations of any such Healthcare Laws;

(b) the Company and its Subsidiaries have maintained all records required to be maintained by the FDA, DEA and State Boards of Pharmacy and the Medicare and Medicaid programs as required by applicable Healthcare Laws;

(c) all Permits under Healthcare Laws, and all Accreditations listed in Schedule 2.19(a), have been duly obtained, are held by the Company or its Subsidiaries and are in full force and effect, and, to the Knowledge of the Company, no event has occurred or other fact exists with respect to such Permits or Accreditations that allows, or after notice or lapse of time or both would allow, revocation or termination of any of such Permits or Accreditations or would result in any other impairment of the rights of the holder of any of such Permits or Accreditations.

(d) the Company and its Subsidiaries are qualified for participation in the Medicare and Medicaid programs, to the extent that the activities of any such Person require such qualification, and neither the Company nor its Subsidiaries has received any notice indicating that such qualification may be terminated or withdrawn or has reason to believe that such qualification may be terminated or withdrawn;

(e) the Company and its Subsidiaries have timely filed all claims or other reports required to be filed with respect to the purchase of products or services by third-party payors (including Medicare and Medicaid), and all such claims or reports are complete and accurate in all material respects;

(f) there are no pending appeals, overpayment determinations, adjustments, challenges, audits, litigation or notices of intent to open Medicare or Medicaid claim determinations or other reports required to be filed by the Company or its Subsidiaries;

(g) neither the Company nor any of its Subsidiaries has entered into or is subject to a corporate integrity agreement with any Governmental Entity; and

(h) to the Knowledge of the Company, no personnel of the Company or its Subsidiaries have been convicted of, charged with, or investigated for a Medicare, Medicaid or other Federal Health Care Program (as defined in 42 U.S.C. Sections 1320a-7b(f)) related offense, or convicted of, charged with, or investigated for a violation of federal or state law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or controlled substances.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGERCO

Parent and MergerCo, jointly and severally, represent and warrant to the Company as follows:

3.1 Corporate Status. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. MergerCo is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware.

3.2 Authorization, etc. Each of Parent and MergerCo has full power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Parent and MergerCo of this Agreement have been duly authorized by the board of directors of each of Parent and MergerCo and by Parent as sole shareholder of MergerCo, which constitutes all requisite corporate authorization on the part of each Parent and MergerCo for such action. This Agreement has been duly executed and delivered by each of Parent and MergerCo and constitutes the valid and binding obligation of each of Parent and MergerCo, enforceable against each of Parent and MergerCo in accordance with its terms, except as limited by laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

3.3 No Conflicts; Consents.

(a) The execution and delivery of this Agreement by each of Parent and MergerCo and the performance of its obligations hereunder (i) do not conflict with the Organizational Documents of Parent or MergerCo, (ii) subject to obtaining the Consents referred to in Section 3.3(b), do not conflict with, violate, breach or result in a default under (with or without the giving of notice or the lapse of time), give rise to a right of termination, cancellation, modification or acceleration of any obligation or to the loss of any benefit under, any Contract to which Parent or MergerCo is a party or by which any of them or their respective properties or assets are bound or result in the creation or imposition of any Liens, or (iii) violate any law applicable to Parent or MergerCo or any of Parent’s Affiliates, except in the case of clauses (ii) or (iii) for such conflicts, violations, breaches, defaults, terminations, cancellations, modifications, accelerations, losses of benefits and Liens that would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Parent or MergerCo to perform its obligations hereunder.

(b) Except as required under the HSR Act or as set forth in Schedule 3.3(b) of the Disclosure Letter, no notice to or Consent of or with any court, Governmental Entity or third Person, is required to be obtained by Parent or MergerCo in connection with the execution and delivery of this Agreement or the performance of its obligations hereunder, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Parent or MergerCo to perform its obligations hereunder.

3.4 Litigation. There is no judicial or administrative action, claim, suit, proceeding or investigation pending or, to the knowledge of Parent or MergerCo, threatened against Parent or MergerCo, in each case before any Governmental Entity, that question the validity of this Agreement or any action taken or to be taken by Parent or MergerCo in connection herewith.

3.5 Financial Ability to Perform. MergerCo has delivered to the Company true and complete copies of (a) an executed commitment letter from Bain Capital Fund VIII, L.P. (the “Equity Fund”) to provide equity financing in an aggregate amount of $280 million plus a dollar amount equal to the transaction-related fees and expenses plus the amount (not to exceed $20 million) by which debt financing available at Closing is less than $440 million (the “Equity Funding Letter”), (b) an executed commitment letter (the “Commitment Letter”) from J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Capital Corporation, Citigroup Global Markets and Credit Suisse, Cayman Islands Branch, to provide MergerCo with (i) at least $325 million of committed senior secured debt financing of which $225 million would be available at the Closing (the “Senior Secured Financing”) and (ii) up to $220 million in senior subordinated bridge financing (the “Bridge Financing”, and together with the Senior Secured Financing and any high yield debt financing used to fund the acquisition in lieu of such Bridge Financing (the “High Yield Financing”), the “Debt Financing”, and together with the financing referred to in clause (a) (the “Equity Financing”) being collectively referred to as the “Financing”) and (c) an executed limited guaranty from the Equity Fund (the “Fund Guaranty”). The

Equity Funding Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of MergerCo and the other party thereto. The Fund Guaranty is in full force and effect and is a legal, valid and binding obligation of the Equity Fund. The Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of MergerCo and, to the knowledge of MergerCo as of the date hereof, the other parties thereto. Neither the Equity Funding Letter nor the Commitment Letter has been amended or modified, and the commitments contained therein have not been withdrawn or rescinded in any respect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of MergerCo under any term or condition of the Equity Funding Letter or the Commitment Letter. As of the date hereof, assuming that the Company is not in breach of this Agreement, MergerCo has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Equity Funding Letter or the Commitment Letter. Subject to their terms and conditions, the Financing, when funded in accordance with the Equity Funding Letter and the Commitment Letter, will provide MergerCo with financing at the Effective Time sufficient to consummate the Merger upon the terms contemplated by this Agreement, including paying the Aggregate Merger Consideration and all of Parent’s and MergerCo’s fees and expenses associated with the transactions contemplated in this Agreement. Except as set forth, described or provided for in the Equity Funding Letter and the Commitment Letter, (x) there are (I) no conditions precedent to the obligations of the Equity Fund to fund the Equity Financing, and (II) no conditions precedent to the respective obligations of the lenders under the Commitment Letter to fund the Debt Financing, and (y) there are no express contractual contingencies under any agreement relating to the transactions contemplated by this Agreement to which Parent or MergerCo is a party that would permit the Equity Fund or the lenders under the Commitment Letter to reduce the total amount of the Financing or impose any additional condition precedent to the availability of the Equity Financing or any additional condition precedent to the availability of the Debt Financing. MergerCo has fully paid any and all commitment fees or other fees required by the Commitment Letter to be paid as of the date hereof.

3.6 Brokers. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried out without the intervention of any Person acting on behalf of Parent or MergerCo in such manner as to give rise to any valid claim against Parent, MergerCo or the Company for any brokerage or finder’s commission, fee or similar compensation.

3.7 Formation of MergerCo; No Prior Activities. MergerCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. As of the date hereof and the Closing Date, except for (i) obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and (ii) this Agreement and any other agreements or arrangements contemplated by this Agreement or in furtherance of the transactions contemplated hereby, MergerCo has not incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

ARTICLE IV

COVENANTS

4.1 Conduct of the Company and its Subsidiaries. Except as set forth in Schedule 4.1 of the Disclosure Letter, from the date hereof to the Closing, except (i) for entering into and performing this Agreement, (ii) for performance of its obligations hereunder, (iii) to the extent required by applicable law, statute, rule or regulation or (iv) as otherwise consented to by Parent in writing, the Company shall conduct its business in the ordinary course in substantially the same manner in which it has been conducted since January 1, 2005 and use its reasonable best efforts to preserve intact its present business organization and to preserve its relationships with customers, suppliers and others having business dealings with it, and not (x) take any action that would have caused any representation in Section 2.6 to be untrue had it been taken prior to the date hereof or (y) do any of the following:

(a) issue, sell, pledge, dispose of, grant, encumber or authorize the issuance, sale, pledge, disposition, grant or encumbrance of any shares of any class of capital stock of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, other than in connection with the exercise of Company Options and Company Warrants outstanding on the date hereof;

(b) reclassify, combine, split, subdivide or otherwise acquire any shares of its capital stock;

(c) fail to maintain in full force and effect or fail to use its reasonable best efforts to replace or renew material insurance policies existing as of the date hereof and covering the Company and its Subsidiaries and their respective properties, assets and businesses, taken as a whole;

(d) write up, write down or write off the book value of any material assets of the Company or its Subsidiaries, other than (i) in the ordinary course of business and consistent with past practice or (ii) as may be required by GAAP;

(e) request or require the acceleration of the payment of any amounts owed to the Company or any of its Subsidiaries outside of the ordinary course of business, factor any accounts receivable of the Company or any of its Subsidiaries or defer the payment of any accounts payable by the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice;

(f) merge or consolidate with, purchase substantially all of the assets of, or otherwise acquire any business or any Person;

(g) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Subsidiary;

(h) enter into any sale-leaseback Contract with respect to any of the assets or properties of the Company or any of its Subsidiaries; or

(i) agree to do any of the foregoing.

4.2 Satisfaction of Closing Conditions.

(a) Subject to the terms and conditions of this Agreement, each of Parent, MergerCo and the Company shall use its reasonable best efforts to cause the Closing to occur, including, without limitation, (i) taking such actions as are contemplated by Section 4.2(b) and (ii) defending against any suits, actions or proceedings, judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any temporary restraining order, preliminary injunction or other legal restraint or prohibition entered or imposed by any court or other Governmental Entity and that is not yet final and non-appealable to be vacated or reversed; provided that neither the Company nor any of its Affiliates shall be required to make any material monetary expenditure, commence or be a plaintiff in any litigation or other proceeding or offer or grant any material accommodation (financial or otherwise) to any Person.

(b) Each of the Company, Parent and MergerCo shall file as promptly as practicable with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), in each case pursuant to the HSR Act: (i) the notification and report form, if any, required for the transactions contemplated hereby, which form shall be filed not later than ten Business Days following the execution and delivery of this Agreement, and (ii) any supplemental information requested in connection therewith, which information shall be filed promptly following the request therefor during the initial waiting period. Any such notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act.

(c) The Company, on the one hand, and Parent and MergerCo, on the other hand, shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of the notices and requests referred to in Sections 1.10(a) and 4.9 and any filing that is necessary under the HSR Act or any other law. The Company, on the one hand, and Parent and MergerCo, on the other hand, shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and any other Governmental Entity and shall comply promptly with any such inquiry or request. Subject to Sections 4.2(a) and 4.4, each of the Company, Parent and MergerCo shall use its reasonable best efforts to obtain any clearance required under the HSR Act or any other consent, approval or authorization of any Governmental Entity necessary for the Merger.

4.3 Access and Information.

(a) Prior to the Closing, and subject to the restrictions set forth in the Confidentiality Agreement dated July 6, 2005, between Parent and the Company (the “Confidentiality Agreement”), the Company and each of its Subsidiaries shall permit Parent and its representatives after the date of execution of this Agreement to have reasonable access at reasonable times as coordinated by JPMorgan or Merrill Lynch, and, with respect to the determination of the Estimated Net Working Capital under Section 1.2(c), full access, to the properties, books and records of the Company and its Subsidiaries, other than any personnel information protected by applicable privacy laws, and shall furnish such information and documents in its possession relating to the Company and its Subsidiaries as Parent may reasonably request, provided that Parent shall not be entitled to any such access, information or documents for the purposes of conducting any examination of the Company’s products, formulae or other trade secrets without the prior written consent of North Castle and the Company, which consent shall not be unreasonably withheld. Prior to the Closing all information provided or obtained pursuant to the foregoing shall be held by Parent in accordance with and subject to the terms of the Confidentiality Agreement.

(b) Following the Closing, Parent, the Surviving Corporation and each Subsidiary will afford promptly to the former holders of Company Stock and their agents reasonable access to the properties, books, records, employees and auditors of the Surviving Corporation and its Subsidiaries to the extent necessary to permit such holders to determine any matter relating to their rights and obligations hereunder or to any period ending on or before the Closing Date or any taxable period beginning on or before the Closing Date; provided that any such access by such holders may not unreasonably interfere with the conduct of the business of the Surviving Corporation or Parent.

4.4 Contact with Payors, Suppliers, Governmental Entities, etc. From the date of execution of this Agreement, Parent and MergerCo (and all of the agents and Affiliates thereof and any employees, directors and officers thereof) shall contact and communicate with Payors, customers or suppliers having a business relationship with the Company and its Subsidiaries or any Governmental Entity (other than the FTC and the DOJ) in connection with the transactions contemplated hereby only with the prior written consent of the Company, which consent may be conditioned upon an officer of the Company being present at any such meeting or conference.

4.5 Publicity. Except as required by applicable law, Parent and MergerCo shall not, directly or indirectly, make or cause to be made any public announcement or issue any notice in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the Company, and the Company shall not, directly or indirectly, make or cause to be made any such public announcement or issue any notice without the prior written consent of Parent. The Company and Parent shall consult with each other prior to issuing, or, in the case of Parent, permitting MergerCo to issue, any press releases or otherwise making public statements with respect to the transactions contemplated hereby and prior to making any filings with any Governmental Entity or with any national securities exchange with respect thereto. The Company shall not waive or amend any of the confidentiality provisions contained in its engagement letter, dated May 25, 2005, with Merrill Lynch and its engagement letter, dated June 7, 2005, with JPMorgan.

4.6 Employee Matters. From and after the Closing Date, employees of the Company and its Subsidiaries (the “Employees”) shall continue their employment with the Surviving Corporation and its Subsidiaries. During the period commencing on the Closing Date and ending on the first anniversary thereof, unless the Company’s chief executive officer has provided prior consent, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, provide (i) each Employee with wages or salaries and bonus opportunities, as applicable, that are at least equal to the wages or salaries and bonus opportunities, as applicable, of such Employee in effect immediately prior to the Effective Time and (ii) each Employee and former Employee with benefits that, in the aggregate, are no less favorable to such person than the benefits of such person in effect immediately prior to the Effective Time. From and after the Closing Date, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor, pay, perform and satisfy any and all liabilities, obligations and responsibilities to or in respect to each Employee, former Employee or director of the Company or any of its Subsidiaries under the terms of each Company Benefit Plan and each agreement or other written arrangement between the Company or any such Subsidiary and any such Employee, former Employee or director, in each case, as in effect immediately prior to the Effective Time, including the agreements referenced in Schedule 2.10(e) of the Disclosure Letter. Parent shall cause each Plan (including, but not limited to each severance plan or arrangement) maintained or contributed to by Parent or any of its Subsidiaries and in which an Employee participates or will participate to recognize all service of such Employee with the Company or any of its Subsidiaries and, if applicable, to waive any exclusions for preexisting conditions.

4.7 Transfer Taxes. Parent shall be liable for all sales, use, transfer, stamp, duties, gains, recording and other similar Taxes arising from the transactions contemplated by this Agreement. Parent shall file all Tax Returns relating to such Taxes.

4.8 Indemnification of Directors and Officers.

(a) From and after the Closing Date, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, to the fullest extent permitted under applicable law and their respective Organizational Documents as in effect on the date hereof, to maintain their existing indemnification provisions with respect to, and indemnify and hold harmless, each present and former director and officer of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any and all costs or expenses (including travel expenses and reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in defense or settlement or otherwise in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any facts or events existing or occurring at or prior to the Closing Date for a period of six years after the Closing Date; provided that if any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. Parent shall, or shall cause the Surviving Corporation to, advance expenses to an Indemnified Party, as incurred, to the fullest extent permitted under applicable law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is determined by a court of competent jurisdiction in a final non –appealable order or decree that such Indemnified Party is not entitled to indemnification. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Closing Date), (i) the Indemnified Parties shall promptly notify Parent and the Surviving Corporation thereof, (ii) any counsel retained by the Indemnified Parties for any period after the Closing Date shall be subject to the consent of Parent and the Surviving Corporation (which consent shall not be unreasonably withheld), (iii) none of Parent and the Surviving Corporation shall be obligated to pay for more than one firm of counsel for all Indemnified Parties, except to the extent that (x) an Indemnified Party has been advised by counsel that there are conflicting interests between it and any other Indemnified Party or (y) local counsel, in addition to such other counsel, is required to effectively defend against such action or proceedings, and (iv) none of Parent and the Surviving Corporation shall be liable for any settlement effected without its written consent. None of Parent and the Surviving Corporation shall have any obligation hereunder to any Indemnified Party when and if it shall be determined by a court of competent jurisdiction in a final non-appealable order or decree that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

(b) For a period of six years after the Closing Date, Parent shall, or shall cause the Surviving Corporation to, maintain in effect the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to claims arising from or related to facts or events that occurred at or before the Closing Date; provided, however, that Parent or the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 250% of the annual premiums paid as of the date hereof by the Company for such insurance (such 250% amount, the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall, or shall cause the Surviving Corporation to, maintain policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium; provided, further, if such insurance coverage cannot be obtained at all, Parent shall, or shall cause the Surviving Corporation to, purchase all available extended policy periods with respect to pre-existing insurance in an amount that, together with all other insurance purchased pursuant to this Section 4.8(b), does not exceed the Maximum Premium. The Company represents to Parent that the annual premiums paid as of the date hereof are $86,250. Parent agrees, and will cause the Surviving Corporation, not to take any action that would have the effect of limiting the aggregate amount of insurance coverage required to be maintained for the individuals referred to in this Section 4.8.

(c) If Parent or the Surviving Corporation or any of their successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets to any individual, corporation or other entity, then in each such case, proper provisions shall be made so that the successors or assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 4.8.

4.9 Transfer of Ownership. After the date hereof, the Company shall prepare and submit, as promptly as practicable, written notice of the Merger to all Governmental Entities that issue any of the Permits or Accreditations that are held by the Company or any of its Subsidiaries and are necessary to the conduct of the business of the Company or any of its Subsidiaries (including without limitation clinic licenses, hospital licenses, pharmacy licenses, laboratory licenses, CLIA certificates, DEA permits and Medicaid enrollment), to Governmental Entities that are parties to any Material Contract with the Company or any of its Subsidiaries, and to the Certificate of Need agency in each State in which its Subsidiaries operate. Each such notice shall, as applicable, request confirmation that the Merger and other transactions contemplated under this Agreement will not constitute a change of ownership of any of the Company’s Subsidiaries or otherwise impair the effectiveness of any Permit or Accreditation held by any such Subsidiary, require re-enrollment in the Medicare, Medicaid or other governmental payment program, constitute an assignment or transfer of any Permit held by any

Subsidiary or of any Material Contract with a Governmental Entity to which the Company or any of its Subsidiaries is a party, require the issuance of a Certificate of Need or require any other approval or consent of the applicable Governmental Entity. If it is determined that the Merger or other transactions contemplated under this Agreement constitute a change of ownership, or would otherwise impair the effectiveness of any Permit or Accreditation, or would require the issuance of a Certificate of Need, or would otherwise require the consent or approval of any such Governmental Entity or require such re-enrollment, or constitute an assignment or transfer of any Permit held by any such Subsidiary or of any Material Contract with a Governmental Entity to which the Company or any of its Subsidiaries is a party, then the Company shall prepare and submit in a timely fashion all notices and requests therefor to the appropriate Governmental Entity or Entities.

4.10 Financing.

(a) MergerCo shall use its reasonable best efforts to arrange the Debt Financing on the terms and conditions described in the Commitment Letter, including using its reasonable best efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions contained therein or on other terms no more adverse to the Company and (ii) to satisfy on a timely basis all conditions applicable to MergerCo in such definitive agreements that are within its control. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, MergerCo shall (A) with respect to the Senior Secured Financing, use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on comparable or more favorable terms to MergerCo (as determined in the reasonable judgment of MergerCo) as promptly as practicable following the occurrence of such event, and (B) with respect to the High Yield Financing, use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on comparable or more favorable terms to MergerCo (as determined in the reasonable judgment of MergerCo) no later than the last day of the Marketing Period. In the event that (x) all or any portion of the Debt Financing structured as High Yield Financing has not been consummated, (y) all closing conditions contained in Sections 5.1 and 5.2 shall have been satisfied or waived (other than those contained in Sections 5.2(b), 5.2(c) and 5.2(d)) and the Regulatory Marketing Condition shall have been satisfied, (z) the Bridge Financing is available on the terms and conditions described in the Commitment Letter, MergerCo shall use the proceeds of the Bridge Financing to replace such High Yield Financing no later than the last day of the Marketing Period. For purposes of this Agreement, “Marketing Period” shall mean the first period of 30 consecutive days after the date hereof throughout which (A) the MergerCo shall have the Required Financial Information that the Company is required to provide to MergerCo pursuant to Section 4.10(b), and (B) the conditions set forth in Sections 5.1 and 5.2 (other than those contained in Sections 5.2(b), 5.2(c) and 5.2(d)) shall be satisfied and the Regulatory Marketing Condition shall have been satisfied; provided, that (I) if such 30 day period would otherwise end on or after December 23, 2005, the Marketing Period shall end on the later of (x) the day immediately following the first period of 30 consecutive days after the date hereof throughout which (1) the MergerCo shall have the Required Financial Information that the Company is required to provide to MergerCo pursuant to Section 4.10(b), and (2) the conditions set forth in Sections 5.1 and 5.2 (other than those contained in Sections 5.2(b), 5.2(c) and 5.2(d)) shall be satisfied and the Regulatory Marketing Condition shall have been satisfied) and (y) February 1, 2006; (II) the Marketing Period shall end on any earlier date which is the third business day following the date the Debt Financing is consummated. MergerCo shall give the Company prompt notice of any material breach by any party of the Commitment Letter of which MergerCo becomes aware and any termination of the Commitment Letter; (III) with respect to the authorizations, consents and approvals that are listed on Schedule 5.2(c) of the Disclosure Letter under the heading “Category 3”, if the applicable Governmental Entity notifies the Company orally or in writing that such Governmental Entity’s authorization, consent or approval is required for the consummation of the Merger or the transactions contemplated by this Agreement (a “Requirement Notice”) at any time after the commencement of the Marketing Period but prior to the pricing of the High Yield Financing, then (1) if the Company receives reasonably satisfactory written notification from such Governmental Entity to the effect that such Governmental Entity has provided the required approval, consent or authorization (the “Approval Notice”) within five Business Days following receipt of the Requirement Notice, the Marketing Period shall be extended by the number of Business Days between the date of receipt of the Requirement Notice and the date of receipt of the Approval Notice, and (2) otherwise, the pending Marketing Period shall terminate and a new Marketing Period shall commence from the date of receipt of the Approval Notice, provided that the conditions set forth in clauses (A) and (B) of the definition of “Marketing Period” shall have been satisfied; and (IV) with respect to the authorizations, consents and approvals that are listed on Schedule 5.2(c) of the Disclosure Letter under the heading “Category 3”, if the applicable Governmental Entity delivers a Requirement Notice to the Company at any time after the pricing of the High Yield Financing, then (1) if the Company receives an Approval Notice within five Business Days following receipt of the Requirement Notice, the Marketing Period shall be extended by the number of Business Days between the date of receipt of the Requirement Notice and the date of receipt of the Approval Notice, plus five Business Days, and (2) otherwise, the pending Marketing Period shall terminate and a new Marketing Period shall commence from the date of receipt of the Approval Notice, provided that the conditions set forth in clauses (A) and (B) of the definition of “Marketing Period” shall have been satisfied. MergerCo shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Commitment Letter without first consulting with the Company. For the purposes of this Section 4.10(a), the Regulatory Marketing Condition shall be satisfied if: (I) with respect to the authorizations, consents and approvals that (A) are listed on Schedule 5.2(c) of the Disclosure Letter under the heading “Category 1,” or (B) are listed on Schedule 5.2(c) under the heading “Category 2” or “Category 3” in respect of which the Company has received a Requirement Notice, the Company shall have provided to MergerCo copies of the applicable Approval Notice, (II) with respect to the authorizations, consents and approvals listed on Schedule 5.2(c) of the Disclosure Letter under the heading “Category 2” (other than those referred to in clause (I)(B) of this sentence), the Company shall have received reasonably satisfactory written or oral notification from the applicable Governmental Entity that has the authority to issue such authorization, consent or approval that its approval of, consent to or authorization is not required and (III) a period of 60 days has elapsed since written notice of the Merger was given to each of the applicable Governmental Entities pursuant to Section 4.9.

(b) The Company agrees to provide, and shall cause the Subsidiaries to provide, all reasonable cooperation (including with respect to timeliness) in connection with the arrangement of the Debt Financing as may be reasonably requested by MergerCo (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Subsidiaries), including (i) participation in meetings, drafting sessions and due diligence sessions, (ii) furnishing MergerCo and its financing sources with financial and other pertinent information regarding the Company as may be reasonably requested by MergerCo, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in private placements under Rule 144A of the Securities Act to consummate the offering of senior subordinated notes (the “Required Financial Information”), (iii) satisfying the conditions set forth in the Commitment Letter (to the extent the satisfaction of such conditions requires actions by or cooperation of the Company), (iv) assisting MergerCo and its financing sources in the preparation of (A) an offering document for any of the Debt Financing and (B) materials for rating agency presentations, (v) reasonably cooperating with the marketing efforts of MergerCo and its financing sources for any of the Debt Financing, (vi) providing and executing documents as may be reasonably requested by MergerCo, including a certificate of the chief financial officer of the Company or any Subsidiary with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Debt Financing, (vii) reasonably facilitating the pledging of collateral, and (viii) using its reasonable best efforts to obtain accountants’ comfort letters, legal opinions, surveys and title insurance as reasonably requested by MergerCo; provided that none of the Company or any Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing prior to the Effective Time. MergerCo shall be responsible for all reasonable out-of-pocket transaction costs incurred by the Company or its Subsidiaries in connection with such cooperation and, upon termination of this Agreement, shall, promptly upon request by the Company, reimburse the Company for all such costs paid by the Company or its Subsidiaries. Parent and MergerCo shall indemnify and hold harmless the Company, its Subsidiaries and their respective representatives from and against any and all costs or expenses (including travel expenses and reasonable attorney’s fees), judgments, fines, losses, claims, damages, liabilities and amounts suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than information provided the Company and its Subsidiaries).

(c) All non-public or otherwise confidential information regarding the Company obtained by MergerCo or its representatives pursuant to this Section 4.10 shall be kept confidential in accordance with the Confidentiality Agreement; provided, however, that MergerCo and its representatives shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Debt Financing upon the prior written consent of the Company, which consent shall not be unreasonably withheld.

ARTICLE V

CONDITIONS TO CLOSING

5.1 Conditions to the Obligations of the Company, Parent and MergerCo. The obligations of the Company, Parent and MergerCo to effect the Merger shall be subject to the fulfillment or waiver by Parent, MergerCo and the Company, on or prior to the Closing Date, of each of the following conditions:

(a) The waiting period under the HSR Act, including any extension thereof, shall have been terminated or expired.

(b) There shall not be in effect any injunction or other order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the transactions contemplated by this Agreement.

5.2 Conditions to the Obligation of Parent and MergerCo. The obligation of Parent and MergerCo to effect the Merger shall be subject to the satisfaction or waiver by Parent on or prior to the Closing Date of each of the following conditions:

(a) The representations and warranties in Article II shall be true and correct in all respects, if qualified by materiality or Material Adverse Effect, and shall be true and correct in all material respects, if not qualified by materiality or Material Adverse Effect, when made and at and as of the Closing with the same effect as though made at and as of the Closing, except that those representations and warranties that are made as of a specific date shall be true and correct only as of such date. The Company shall have duly performed and complied in all material respects with all agreements (excluding Section 1.2(c)) contained herein required to be performed or complied with by it at or before the Closing, and the Company shall have duly performed and complied in all respects with Section 1.2(c).

(b) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by the Company’s President or a Vice President, as to the fulfillment of the conditions set forth in Section 5.2(a).

(c) (i) The Company shall have received all authorizations, consents and approvals in writing that (A) are listed on Schedule 5.2(c) of the Disclosure Letter under the heading “Category 1,” or (B) are listed on Schedule 5.2(c) under the heading “Category 2” or “Category 3” in respect of which the Company has received a Requirement Notice, and (ii) the Company shall have received with respect to all authorizations, consents and approvals listed on Schedule 5.2(c) under the heading “Category 2,” reasonably satisfactory written or oral notification from the applicable Governmental Entity that has the authority to issue such authorization, consent or approval that its approval of, consent to or authorization of the Merger is not required.

(d) MergerCo will have obtained the proceeds of the Debt Financing on terms and conditions no less favorable to MergerCo than those specified in the Commitment Letter or substitute financing that satisfies the requirements of Section 4.10(a) or is otherwise acceptable to MergerCo.

(e) There will have occurred no events nor will there exist circumstances that individually or in the aggregate have resulted in a Material Adverse Effect.

(f) The Company shall have delivered to Parent a certification (in such form as may be reasonably requested by counsel to Parent) conforming to the requirements of Treasury Regulations 1.1445-2(c)(3) and 1.897-2(h) and certifying that stock in the Company does not constitute a U.S. real property interest.

5.3 Conditions to the Obligation of the Company. The obligation of the Company to effect the Merger shall be subject to the satisfaction or waiver by the Company on or prior to the Closing Date of each of the following conditions:

(a) The representations and warranties of Parent and MergerCo contained in Article III shall be true and correct in all material respects when made and as of the Closing Date, with the same effect as though made at, and as of the Closing, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct only as of such date.

(b) Parent shall have provided to the Company the funds required to effect, or to permit the Surviving Corporation to effect, the payments contemplated by Section 1.3(c). Parent and MergerCo shall have duly performed and complied in all material respects with all other agreements contained herein required to be performed or complied with by it at or before the Closing.

(c) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by a senior executive officer of Parent, as to the fulfillment of the conditions set forth in Sections 5.3(a) and 5.3(b).

(d) The Company shall have redeemed the Redeemable Shares at the Redemption Price to the extent permissible under the Company’s certificate of incorporation.

ARTICLE VI

NO SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1 No Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and MergerCo contained in this Agreement, or in any certificate delivered in connection with this Agreement (other than the covenants contained in Article I, Sections 4.3(b), 4.6, 4.7, 4.8, the last two sentences of Section 4.10(b) and Article IX of this Agreement) shall not survive the Closing, and any and all breaches of such representations and warranties and covenants shall be deemed waived as of the Closing.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) By the written agreement of Parent and the Company;

(b) By either the Company, on the one hand, or Parent (on behalf of itself and MergerCo), on the other hand, by written notice to the other party after 5:00 p.m. New York City time on May 15, 2006, if the Merger shall not have been effected pursuant hereto, unless such date is extended by the mutual written consent of the Company and Parent, provided that such termination right shall not be available to the party whose failure to fulfill or cause to be fulfilled any obligation under this Agreement has been the primary cause of the failure of the Merger to occur prior to such date;

(c) By either Parent (on behalf of itself and MergerCo), on the one hand, or the Company, on the other hand, by written notice to the other party (which, in the case of the Parent, shall include MergerCo) if:

(1) the other party has (and the terminating party shall not have) failed to perform and comply with, in all material respects, all agreements, covenants and conditions hereby required to have been performed or complied with by such party prior to the time of such termination, and such failure shall not have been cured within 30 days following written notice of such failure; or

(2) any event shall occur after the date hereof that shall have made it impossible to satisfy a condition precedent to the terminating party’s obligations to perform its obligations hereunder, unless the occurrence of such event shall be due to the failure of the terminating party to perform or comply with any of the agreements, covenants or conditions hereof to be performed or complied with by such party prior to the Closing.

7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to the provisions of Section 7.1, this Agreement shall become void and have no effect, without any liability to any Person in respect hereof or of the transactions contemplated hereby on the part of any party hereto, or any of its directors, officers, representatives, stockholders or Affiliates, except as provided in Sections 4.5 regarding publicity, the last two sentences of Section 4.10(b) regarding reimbursement and indemnification and Section 9.1 regarding expenses, the Confidentiality Agreement and this Section 7.2. Nothing in this Section 7.2 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by the other party or parties of its or their obligations under this Agreement pursuant to Section 9.16. If the transactions contemplated by this Agreement are terminated as provided herein:

(i) Parent shall return to the Company all documents and other materials received from the Company, its Affiliates or their agents (including all copies of or materials developed from any such documents or other materials) relating to the transactions contemplated hereby, whether obtained before or after the execution hereof; and

(ii) all confidential information received by Parent with respect to the Company and its Affiliates shall be treated in accordance with the Confidentiality Agreement which shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE VIII

DEFINITIONS AND INTERPRETATION

8.1 Definition of Certain Terms; Interpretation. The terms defined in this Article VIII, whenever used in this Agreement (including in the Schedules of the Disclosure Letter), shall have the respective meanings indicated below for all purposes of this Agreement (each such meaning to be equally applicable to the singular and the plural forms of the respective terms so defined). All references herein to a Section, Article, Exhibit or Schedule are to a Section, Article, Exhibit or Schedule of or to this Agreement, unless otherwise indicated and the words “hereof” and “hereunder” will be deemed to refer to this Agreement as a whole and not to any particular provision. The words “includes” and “including” will be deemed to be followed by the words “without limitation” whenever used. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Accreditations: the meaning set forth in Section 2.9(a)

Acquisition Purchase Price: the meaning set forth in Section 1.2(b).

Add-on Acquisition: the meaning set forth in Section 1.2(b).

Affiliate: with respect to any Person, a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person. “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

Aggregate Equity Merger Consideration: the amount equal to the Aggregate Merger Consideration, minus the Closing Date Debt minus the Transaction Expenses.

Aggregate Merger Consideration: the meaning set forth in Section 1.2.

Agreement: this Agreement and Plan of Merger, including the Exhibits and Schedules hereto.

Annual Financial Statements: the meaning set forth in Section 2.4.

Approval Notice: the meaning set forth in Section 4.10(a).

Bain: Bain & Company, Inc.

Bridge Financing: the meaning set forth in Section 3.5.

Business Day: each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

Certificate: a certificate representing shares of Company Stock.

Certificate of Merger: the meaning set forth in Section 1.3(b).

Closing: the meaning set forth in Section 1.3(a)

Closing Date: the meaning set forth in Section 1.3(a).

Closing Date Debt: the amount of all Debt of the Company and its Subsidiaries as of the Effective Time, net of the positive value of Contracts relating to interest rate protection, swap agreements and collar agreements, but excluding (i) any Debt in respect of reimbursement obligations for letters of credit, bankers’ acceptances or guarantees if such letters of credit or bankers’ acceptances have not been presented to the issuers thereof for payment or, in relation to guarantees, the primary obligor is not in default of the guaranteed obligations and the beneficiary of such guarantee has not requested payment thereunder, (ii) any Debt in respect of capitalized leases reflected on the balance sheet included in the June Financial Statements or capitalized leases providing for aggregate rental payments less than or equal to $50,000 entered into after June 30, 2005 in the ordinary course of business and (iii) any Debt for the deferred purchase price of property, goods or services reflected on the balance sheet included in the June Financial Statements.

Code: the Internal Revenue Code of 1986, as amended.

Commitment Letter: the meaning set forth in Section 3.5.

Common Stock: the meaning set forth in Section 2.2(a).

Common Stock Per Share Merger Consideration: an amount (rounded to the nearest $0.01) equal to (x) the Aggregate Equity Merger Consideration, plus the aggregate Exercise Price of all outstanding Company Options in respect of which an Option Cancellation Payment is payable hereunder and the aggregate Exercise Price of all Company Warrants exercised after the date hereof and prior to the Effective Time, plus the aggregate Exercise Price of all Company Warrants outstanding at the Effective Time, less the aggregate Liquidation Prices payable for all shares of Preferred Stock under Section 1.4(a), less the aggregate Liquidation Prices that would be payable if each of the Company Warrants outstanding at the Effective Time were exercised prior to the Effective Time and the relevant series of Preferred Stock for which such Company Warrant is exercisable were not converted into Common Stock prior to the Effective Time, divided by (y) the Fully Diluted Number.

Common Stock Warrants: all warrants covering the purchase of Common Stock, including the Common Stock Purchase Warrants, dated as of December 19, 2003, between the Company and the investors named therein.

Company: the meaning set forth in the preamble.

Company Benefit Plan: the meaning set forth in Section 2.10(a).

Company Employment Agreements: the meaning set forth in Section 2.10(a).

Company Options: all outstanding options to purchase Common Stock under the Stock Plans.

Company Stock: the capital stock of the Company, par value $0.000001 per share.

Company Warrants: the Common Stock Warrants, Series A Preferred Stock Warrants, Series A-1 Redeemable Preferred Stock Warrants, Series A-2 Preferred Stock Warrants, and Series C Preferred Stock Warrants.

Confidentiality Agreement: the meaning set forth in Section 4.3(a).

Consent: any consent, approval, authorization, order, filing, registration or qualification of or with any Person.

Contract: any written agreement, contract, commitment, instrument, undertaking or arrangement.

Credit Agreement: the Amended and Restated Credit Agreement, dated as of May 11, 2005, as amended, restated or supplemented from time to time, among BNP Paribas, as Administrative Agent, Madison Capital Funding, LLC, as Syndication Agent, General Electric Capital Corporation, as Documentation Agent, the lenders from time to time party thereto, CRC Health Corporation, as Borrower, and the other credit parties signatory thereto.

Current Assets: the consolidated current assets of the Company and its Subsidiaries, (a) including (i) cash, (ii) the current assets attributable to the 4therapy Acquisition if consummated on or prior to the Closing, (iii) the current assets attributable to any Add-on Acquisition consummated on or prior to the Closing, and (iv) the receivable (whether or not classified as current) related to the gross receipt tax liability of Life Healing Center, but (b) excluding (i) any Tax assets, (ii) any prepaid expenses referred to in Section 1.3(c)(ii), (iii) prepaid payments to Affiliates, (iv) any assets included in the calculation of Closing Date Debt and (v) any assets relating to interest rate protection, swap or collar agreements.

Current Liabilities: the consolidated current liabilities of the Company and its Subsidiaries, (a) including (i) the current liabilities attributable to the 4therapy Acquisition if consummated on or prior to the Closing, and (ii) the current liabilities attributable to any Add-on Acquisition consummated on or prior to the Closing, but (b) excluding (i) any Tax liabilities, (ii) any liabilities included in the calculation of Closing Date Debt and (iii) the aggregate amount of any benefits and payments associated with Option Cancellation Payments (including withholding Taxes withheld therefrom) and (iv) the expenses referred to in Section 1.3(c)(ii).

Debt: with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person (i) for borrowed money (including overdraft facilities), (ii) evidenced by notes, bonds, debentures or similar Contracts, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases in accordance with GAAP, (v) in respect of letters of credit and bankers’ acceptances, (vi) for Contracts relating to interest rate protection, swap agreements and collar agreements and (vii) in the nature of guarantees of the obligations described in clauses (i) through (vi) above of any other Person.

Debt Financing: the meaning set forth in Section 3.5.

Delaware Secretary of State: the meaning set forth in Section 1.3(b).

DGCL: the meaning set forth in Section 1.1.

DLJ: DLJ Growth Capital, Inc.

DOJ: the meaning set forth in Section 4.2(b).

Disclosure Letter: the meaning set forth in the first paragraph of Article II.

Dissenting Shares: the meaning set forth in Section 1.9(a).

Dissenting Stockholder: the meaning set forth in Section 1.9(a).

Effective Time: the meaning set forth in Section 1.3(b).

eGetgoing Stock Option Plan: the eGetgoing, Inc. 2000 Stock Option Plan, as amended.

Employee: the meaning set forth in Section 4.6.

Employment and Withholding Taxes: any federal, state, provincial, local, foreign or other employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care or other similar tax, duty or other governmental charge or assessment or deficiencies thereof and all Taxes required to be withheld by or on behalf of each of the Company and each of its Subsidiaries in connection with amounts paid or owing to any employee, independent contractor, creditor or other party.

Environmental Law: any federal, state, or local law, statute, rule, regulation or order relating to (i) the manufacture, transport, use, treatment, storage, disposal, release or threatened release of Hazardous Substances, or (ii) the protection of human health as it relates to exposure to Hazardous Substances or the environment (including, without limitation, natural resources, air, and surface or subsurface land or waters).

Equity Financing: the meaning set forth in Section 3.5.

Equity Fund: the meaning set forth in Section 3.5.

Equity Funding Letter: the meaning set forth in Section 3.5.

ERISA: the Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate: any trade or business (whether or not incorporated) which, together with the Company or its Subsidiaries (or their successors), is or would have been at any date of determination occurring within the preceding six years, treated as a single employer under Section 414 of the Code.

Estimated Net Working Capital: the meaning set forth in Section 1.2(c).

Estimated Net Working Capital Statement: the meaning set forth in Section 1.2(c).

Exercise Price: with respect to any Company Option or Company Warrant, the amount required to be paid by the holder thereof to exercise such option or warrant, as the case may be.

Financial Statements: the meaning set forth in Section 2.4.

Financing: the meaning set forth in Section 3.5.

4therapy Acquisition: the meaning set forth in Section 1.2(b).

Fully Diluted Number: the number of shares of Common Stock outstanding at the Closing, plus (i) the number of shares of Common Stock into which all Company Options outstanding at the Effective Time are exercisable or convertible in accordance with their terms, (ii) the number of shares of Series C Preferred Stock outstanding at the Effective Time, (iii) the number of shares of Series C Preferred Stock for which all Series C Preferred Stock Warrants outstanding at the Effective Time are exercisable or convertible in accordance with their terms, (iv) if the Series A Preferred Stock are converted into Common Stock prior to the Effective Time, the number of shares of Series A Preferred Stock for which all Series A Preferred Stock Warrants outstanding at the Effective Time are exercisable or convertible in accordance with their terms, and (v) if the Series A-2 Preferred Stock are converted into Common Stock prior to the Effective Time, the number of shares of Series A-2 Preferred Stock for which all Series A-2 Preferred Stock Warrants outstanding at the Effective Time are exercisable or convertible in accordance with their terms.

Fund Guaranty: the meaning set forth in Section 3.5.

FTC: the meaning set forth in Section 4.2(b).

GAAP: the meaning set forth in Section 2.4.

Governmental Entity: any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign, including any Person serving as a fiscal intermediary, agent or carrier with respect to any governmental program or benefit, and including, with respect to Section 4.9 only, any private accrediting organization or Person.

Hazardous Substance: any material or substance that is: (i) listed, classified or regulated as “hazardous” pursuant to any applicable Environmental Law, or (ii) any petroleum product or by-product, asbestos or polychlorinated biphenyls.

Healthcare Laws: the meaning set forth in Section 2.19(a).

High Yield Financing: the meaning set forth in Section 3.5.

HSR Act: the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

Indemnified Parties: the meaning set forth in Section 4.8(a).

Intellectual Property: the meaning set forth in Section 2.13(a).

IRS: the Internal Revenue Service.

JPMorgan: J.P. Morgan Securities Inc.

June Financial Statements: the meaning set forth in Section 2.4.

Knowledge of the Company: the actual knowledge of Barry Karlin and Kevin Hogge, obtained in the normal course of their respective duties as officers of the Company or any of its Subsidiaries.

Leased Real Property: the meaning set forth in Section 2.12(a).

Leases: the meaning set forth in Section 2.12(e).

Letter of Transmittal: the meaning set forth in Section 1.10(a).

Licenses: the meaning set forth in Section 2.13(b).

Lien: any mortgage, pledge, deed of trust, hypothecation, claim, security interest, title defect, encumbrance, burden, charge or other similar restriction, lease, sublease, claim, title retention agreement, option, easement, covenant, encroachment or other adverse claim.

Liquidation Prices: the meaning set forth in Section 1.4(a).

Marketing Period: the meaning set forth in Section 4.10(a).

Material Adverse Effect: any change or effect that either individually or in the aggregate together with all other adverse changes or effects is, or is reasonably likely to be, materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole, other than any change or effect that results or arises from (i) changes in (x) general economic or political conditions (including acts of war, declared or undeclared, armed hostilities and terrorism), financial, securities or capital market conditions (including prevailing interest rates), (y) the industry in which the Company operates that do not materially disproportionately affect the Company and its Subsidiaries, taken as a whole, compared to other companies in the industry or (z) laws, regulations or accounting standards, principles or interpretations, except in the case of clauses (y) and (z), to the extent the changes arise from or result from changes in laws or regulations affecting the industry in which the Company operates, and except in the case of clause (x), to the extent that any act of war or terrorism has a disproportionately negative effect on the Company and its Subsidiaries taken as a whole compared to other companies in the industry in which the Company operates or (ii) the announcement of this Agreement or the performance of obligations hereunder.

Material Contract: the meaning set forth in Section 2.14.

Maximum Premium: the meaning set forth in Section 4.8(b).

Merger: the meaning set forth in paragraph A of the preamble.

MergerCo: the meaning set forth in the preamble.

MergerCo Common Stock: the common stock, par value $0.01 per share, of MergerCo.

Merrill Lynch: Merrill Lynch & Co.

Minimum Cash Level: the meaning set forth in Section 1.2(c).

Net Working Capital: Current Assets minus Current Liabilities.

North Castle: North Castle Partners, L.L.C.

Option Cancellation Payment: the meaning set forth in Section 1.6(a)(i).

Organizational Documents: with respect to any corporation, its articles or certificate of incorporation and by-laws.

Owned Intellectual Property: the meaning set forth in Section 2.13(a).

Owned Real Property: the meaning set forth in Section 2.12(a).

Parent: the meaning set forth in the preamble.

Paying Agent: the meaning set forth in Section 1.10.

Payor: the meaning set forth in Section 2.14(a).

Permits: the meaning set forth in Section 2.9(b).

Permitted Liens: (i) Liens disclosed in the Financial Statements, including the notes thereto, (ii) Liens for Taxes that are being contested in good faith and for which appropriate reserves have been established on the Financial Statements or that are not yet due; (iii) mechanic’s, materialmen’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or that are being contested in good faith; (iv) easements, rights of way, title imperfections and restrictions, zoning ordinances and other similar encumbrances affecting Owned Real Property or the Leased Real Property, and (v) statutory Liens in favor of lessors arising in connection with any property leased to the Company or its Subsidiaries, which, in the case of clauses (iv) and (v), individually or in the aggregate, are not material and do not materially interfere with the use or possession by the Company or any of its Subsidiaries of any of the Owned Real Property or the Leased Real Property.

Per Share Merger Consideration: (i) in relation to each share of Common Stock, an amount equal to the Common Stock Per Share Merger Consideration, (ii) in relation to each share of Series A Preferred Stock, an amount equal to the Series A Liquidation Price, (iii) in relation to each share of Series A-2 Preferred Stock, an amount equal to the Series A-2 Liquidation Price, and (iv) in relation to each share of Series C Preferred Stock, an amount equal to the Series C Liquidation Price plus the Common Stock Per Share Merger Consideration.

Person: any natural person, firm, partnership, association, corporation, company, trust, business trust, Governmental Entity or other entity.

Plan: each “employee benefit plan”, as such term is defined in section 3(3) of ERISA (whether or not subject to ERISA), and each bonus, incentive or deferred compensation, severance, termination, retention, change of control, stock option, stock appreciation, stock purchase, phantom stock or other equity-based, performance or other employee or retiree benefit or compensation plan, program, arrangement, policy or understanding.

Preferred Stock: the meaning set forth in Section 1.4.

Redemption Price: $0.000001 per share.

Required Financial Information: the meaning set forth in Section 4.8(a).

Requirement Notice: the meaning set forth in Section 4.10(a).

Requisite Consent of Stockholders: (i) the written consent of holders of shares of Company Stock representing a majority of the voting power of the outstanding shares of Company Stock, (ii) the written consent of holders of shares of Preferred Stock representing a majority of the voting power of the outstanding shares of Preferred Stock, and (iii) the written consent of holders of Series C Preferred Stock representing not less than 66 2/3% of the voting power of the outstanding shares of Series C Preferred Stock, in each case, acting as a single class.

Senior Secured Financing: the meaning set forth in Section 3.5.

Senior Subordinated Notes: the 14.00% Senior Subordinated Notes, dated as of December 19, 2003, in the aggregate principal amount of $50 million, issued by CRC Health Corporation pursuant to the Note and Warrant Purchase agreement, dated as of December 19, 2003, among OCM Mezzanine Fund, L.P., DLJ Investment Partners, L.P., DLJ Investment Partners II, L.P., DLJIP II Holdings, L.P., The Northwestern Mutual Life Insurance Company, the Company, CRC Health Corporation and the other credit parties signatory thereto.

Series A Liquidation Price: the meaning set forth in Section 1.4(a).

Series A Preferred Stock: the meaning set forth in Section 2.2(a).

Series A Preferred Stock Warrants: all warrants covering the purchase of Series A Preferred Stock, including warrants outstanding under the Preferred Stock Purchase Warrants, dated as of December 19, 2003, between the Company and the investors named therein.

Series A Redeemable Common Stock: the meaning set forth in Section 2.2(a).

Series A-1 Redeemable Preferred Stock: the meaning set forth in Section 2.2(a).

Series A-1 Redeemable Preferred Stock Warrants: all warrants covering the purchase of Series A-1 Redeemable Preferred Stock, including warrants outstanding under the Warrant to purchase Common Stock of eGetgoing, Inc., dated as of November 17, 2000, between the Company and the investors named therein.

Series A-2 Liquidation Price: the meaning set forth in Section 1.4(a).

Series A-2 Preferred Stock: the meaning set forth in Section 2.2(a).

Series A-2 Preferred Stock Warrants: all warrants covering the purchase of Series A-2 Preferred Stock, including warrants outstanding under the Preferred Stock Purchase Warrants, dated as of December 19, 2003, between the Company and the investors named therein.

Series C Liquidation Price: the meaning set forth in Section 1.4(a).

Series C Preferred Stock: the meaning set forth in Section 2.2(a).

Series C Preferred Stock Warrants: all warrants covering the purchase of Series C Preferred Stock, including warrants outstanding under the Preferred Stock Purchase Warrants, dated as of December 19, 2003, between the Company and the investors named therein.

Shareholders Agreement: the Second Amended and Restated Stockholders Agreement, dated as of February 6, 2004, among the Company, NCP-CRC, L.P., NCP-CRC Co-Investment, L.P., DLJ Growth Capital Partners, L.P., GCP Plan Investors, L.P. and each of the other shareholders of the Company party thereto.

Stock Plans: the 2000 Stock Option Plan, 2002 Stock Option Plan and eGetgoing Stock Option Plan.

Subsidiary: with respect to any Person (for the purposes of this definition, the “parent”), any other Person (other than a natural person), whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by the parent or by one or more of its respective Subsidiaries or by the parent and any one or more of its respective Subsidiaries.

Surviving Corporation: the meaning set forth in Section 1.1.

Surviving Corporation Common Stock: the meaning set forth in Section 1.4(c).

Target Net Working Capital: the meaning set forth in Section 1.2(c).

Taxes: all U.S. or non-U.S. federal, national, state or local taxes, assessments, levies or other governmental charges in the nature of taxes, including all income, franchise, withholding, unemployment insurance, social security, sales, use, excise, real and personal property, stamp, transfer, VAT, workers’ compensation, estimated, and alternative or add-on minimum taxes, together with all interest, penalties and additions payable with respect thereto.

Tax Return: all returns, reports, forms, declarations, statements, estimated returns, claims for refund and information returns supplied or required to be supplied to a taxing authority relating to Taxes.

Transaction Expenses: the aggregate amount of expenses incurred by the Company in connection with the Merger, including the fees of JPMorgan, Merrill Lynch, North Castle, DLJ, Bain, Debevoise & Plimpton LLP, DLA Piper Rudnick Gray Cary US LLP, Davis Wright Tremaine LLP and Deloitte & Touche LLP.

2000 Stock Option Plan: the CRC Health Corporation 2000 Stock Option Plan, as amended.

2002 Stock Option Plan: the CRC Health Group 2002 Stock Option Plan, as amended.

8.2 Disclosure Letter. The parties acknowledge and agree that any exception to a representation and warranty contained in this Agreement that is disclosed in any of the Schedules in the Disclosure Letter under the caption referencing such representation and warranty shall be deemed to also be an exception to each other representation and warranty contained in this Agreement to the extent that it is reasonably apparent that such exception is applicable to such other representation and warranty, except that none of the Schedules in the Disclosure Letter shall qualify the representation and warranty contained in Section 2.6(i). Certain information set forth in the Schedules to the Disclosure Letter is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement, and the disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by the Company or Parent and MergerCo, as the case may be, in this Agreement or that it is material, nor shall such information be deemed to establish a standard of materiality.

ARTICLE IX

GENERAL PROVISIONS

9.1 Expenses. Except as otherwise specifically provided for in this Agreement, the Company, on the one hand, and Parent and MergerCo, on the other hand, shall bear their respective expenses, costs and fees (including attorneys’, auditors’ and financing fees, if any) in connection with the transactions contemplated hereby, including the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the Merger is effected; provided that Parent shall be responsible for all filing fees in connection with (i) the filings required by the HSR Act, (ii) any other filings with Governmental Entities required to effect the Merger and (iii) any other authorizations, consents, approvals, filings or notifications required to effect the Merger.

9.2 Further Actions. Subject to the terms and conditions of this Agreement, each party shall execute and deliver such certificates and other documents and take such actions as may reasonably be requested by the other party in order to effect the transactions contemplated by this Agreement.

9.3 Certain Limitations. It is the explicit intent and understanding of each of the parties that no party nor any of its Affiliates, representatives or agents is making any representation or warranty whatsoever, oral or written, express or implied, other than those set forth in Articles II and III and no party is relying on any statement, representation or warranty, oral or written, express or implied, made by another party or such other party’s Affiliates, representatives or agents, except for the representations and warranties set forth in such Articles. The parties agree that this is an arm’s-length transaction in which the parties’ undertakings and obligations are limited to the performance of their undertakings and obligations under this Agreement.

9.4 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (i) delivered personally, (ii) mailed, certified or registered mail with postage prepaid, (iii) sent by next-day or overnight mail or delivery or (iv) sent by fax or telegram, as follows:

(a)	if to the Company,

CRC Health Group, Inc.

20400 Stevens Creek Boulevard, Suite 600

Cupertino, CA 95014

Fax: (408) 367-0037

Telephone: (408) 367-0036

Attention: General Counsel

with a copy to:

North Castle Partners, L.L.C.

183 East Putnam Avenue

Greenwich, Connecticut 06830

Fax: (203) 862-3271

Telephone: (203) 862-3200

Attention: Douglas Lehrman

DLJ Growth Capital Partners, L.P.

c/o CSFB Private Equity

11 Madison Avenue

New York, NY 10010

Fax: (212) 538-0416

Telephone: (212) 325-4508

Attention: Ryan Sprott

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Fax: (212) 909-6836

Telephone: (212) 909-6000

Attention: Franci J. Blassberg, Esq.

And

Kelley Drye & Warren LLP

Two Stamford Plaza

281 Tresser Boulevard

Stamford, Connecticut 06901

Fax: (203) 327-2669

Telephone: (203) 324-1400

Attention: John T. Capetta, Esq.

(b)	if to Parent or MergerCo,

c/o Bain Capital Partners, LLC

111 Huntington Avenue

Boston, Massachusetts 02199

Fax: (617) 516-2010

Attention: John P. Connaughton
Steve Barnes
Chris Gordon

with a copy to:

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Fax: (617) 951-7050

Attention: Alfred O. Rose, Esq.

or, in each case, at such other address as may be specified in writing to the other parties hereto.

All such notices, requests, demands, waivers and other communications shall be deemed to have been received (i) if by personal delivery, on the day after such delivery, (ii) if by certified or registered mail, on the seventh Business Day after the mailing thereof, (iii) if by next-day or overnight mail or delivery, on the day delivered or (iv) if by fax or telegram, on the next day following the day on which such fax or telegram was sent, provided that a copy is also sent by certified or registered mail.

9.5 Limited Disclosure. Notwithstanding anything else contained in this Agreement, Parent, MergerCo, the Company, the Surviving Corporation and the holders (or former holders) of Company Stock (and each employee, representative, or other agent of any of them) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all tax strategies relating to the transactions contemplated by this Agreement, as well as all materials of any kind (including opinions or other tax analyses) that are provided to them relating to such tax treatment, tax structure and tax strategies, provided that no Person shall be permitted by virtue of this paragraph to disclose the name of, or any other identifying information with respect to, any party to this Agreement.

9.6 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.

9.7 Assignment; Successors. This Agreement shall not be assignable by any party hereto without the prior written consent of all of the other parties and any attempt to assign this Agreement without such consent shall be void and of no effect. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties and the successors and assigns permitted by this Section 9.7 any right, remedy or claim under or by reason of this Agreement, other than, following the Closing, the rights of the former holders of Common Stock under Section 4.3(b) and the rights of former directors and officers of the Company and its Subsidiaries under Section 4.8 and, following the Effective Time, the right of (x) any former holder of Company Stock to receive the aggregate Per Share Merger Consideration, or (y) any holder of Company Options to receive the applicable Option Cancellation Payment, in each case in accordance with the terms of this Agreement.

9.8 Amendment; Waivers, etc. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. The waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement or a failure to or delay in exercising any right or privilege hereunder, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

9.9 Entire Agreement. This Agreement (including the Exhibits and Schedules referred to herein or delivered hereunder) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

9.10 Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provisions in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever.

9.11 Headings. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

9.12 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

9.13 Governing Law. EXCEPT TO THE EXTENT THAT THE LAWS OF THE STATE OF DELAWARE MANDITORILY APPLY, THIS AGREEMENT SHALL BE CONSTRUED, PERFORMED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

9.14 Consent to Jurisdiction, etc.

(a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any court of New York State sitting in the County of New York or any Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any New York State or Federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c) Each of the parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

9.15 Waiver of Punitive and Other Damages and Jury Trial.

(a) THE PARTIES TO THIS AGREEMENT EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO RECOVER PUNITIVE, EXEMPLARY, LOST PROFITS, CONSEQUENTIAL OR SIMILAR DAMAGES IN ANY ARBITRATION, LAWSUIT, LITIGATION OR PROCEEDING ARISING OUT OF OR RESULTING FROM ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(c) EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF THE FOREGOING WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.15.

9.16 Specific Performance. Each of the parties hereto acknowledges and agrees that, in the event of any breach of this Agreement, the non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (a) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement in accordance with any action instituted in accordance with Section 9.14 and (b) will waive, in any action for specific performance, the defense of the adequacy of a remedy at law.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

CRCA HOLDINGS, INC.

By	/s/ Steven Barnes
Name:	Steven Barnes
Title:	President

CRCA MERGER CORPORATION

By	/s/ Steven Barnes
Name:	Steven Barnes
Title:	President

CRC HEALTH GROUP, INC.

By	/s/ Dr. Barry Karlin
Name:	Dr. Barry Karlin
Title:	Chairman and CEO